MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ PAUL H. BARRY
Tye W. Burt	Paul H. Barry
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

F58   KINROSS GOLD 2011 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Kinross Gold Corporation

We have audited the accompanying consolidated financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kinross Gold Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 15, 2012

KINROSS GOLD 2011 ANNUAL REPORT   F59

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)		As at December 31, 2011	As at December 31, 2010 (Notes 6 (iii), 22)	As at January 1, 2010 (Note 22)

Assets
Current assets
Cash and cash equivalents	Note 7	$1,766.0	$1,466.6	$597.4
Restricted cash	Note 7	62.1	2.1	24.3
Short-term investments		1.3	-	35.0
Accounts receivable and other assets	Note 7	309.4	329.4	135.5
Inventories	Note 7	976.2	731.6	554.4
Unrealized fair value of derivative assets	Note 11	2.8	133.4	44.3

		3,117.8	2,663.1	1,390.9

Non-current assets
Property, plant and equipment	Note 7	8,959.4	7,884.6	4,836.7
Goodwill	Note 7	3,420.3	6,357.9	1,179.9
Long-term investments	Note 7	79.4	203.8	157.8
Investments in associates and Working Interest	Note 10	502.5	467.5	150.7
Unrealized fair value of derivative assets	Note 11	1.1	2.6	1.9
Deferred charges and other long-term assets	Note 7	406.4	204.6	158.4
Deferred tax assets	Note 18	21.9	11.1	-

		$16,508.8	$17,795.2	$7,876.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$575.3	$409.0	$287.6
Current tax payable	Note 18	82.9	87.6	24.4
Current portion of long-term debt	Note 13	32.7	48.4	177.0
Current portion of provisions	Note 14	38.1	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	Note 11	66.7	407.7	214.6

		795.7	976.1	720.7

Non-current liabilities
Long-term debt	Note 13	1,600.4	426.0	475.8
Provisions	Note 14	597.1	577.8	448.5
Unrealized fair value of derivative liabilities	Note 11	32.7	97.0	290.0
Other long-term liabilities		133.1	115.0	50.7
Deferred tax liabilities	Note 18	879.1	810.0	234.3

		4,038.1	3,001.9	2,220.0

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 15	$14,656.6	$14,576.4	$6,379.3
Contributed surplus		81.4	185.5	107.4
Accumulated deficit		(2,249.9)	(51.5)	(740.6)
Accumulated other comprehensive loss	Note 7	(97.7)	(179.3)	(218.4)

		12,390.4	14,531.1	5,527.7

Non-controlling interest	Note 7	80.3	262.2	128.6

		12,470.7	14,793.3	5,656.3

Commitments and contingencies	Note 20

		$16,508.8	$17,795.2	$7,876.3

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		1,137,732,344	1,133,294,930	696,027,270

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

F60   KINROSS GOLD 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended
(expressed in millions of United States dollars, except share and per share amounts)		December 31, 2011	December 31, 2010 (Note 22)

Revenue
Metal sales		$3,943.3	$3,010.1
Cost of sales
Production cost of sales		1,596.4	1,249.0
Depreciation, depletion and amortization		577.4	551.5
Impairment charges	Note 8	2,937.6	-

Total cost of sales		5,111.4	1,800.5

Gross profit (loss)		(1,168.1)	1,209.6

Other operating costs		64.4	16.1
Exploration and business development	Note 8	136.4	400.6
General and administrative		173.6	144.0

Operating earnings (loss)		(1,542.5)	648.9

Other income - net	Note 7	101.8	614.3
Equity in losses of associates	Note 7	(2.3)	(1.9)
Finance income		6.9	5.8
Finance expense	Note 7	(66.1)	(62.2)

Earnings (loss) before taxes		(1,502.2)	1,204.9
Income tax expense - net	Note 18	(510.8)	(332.8)

Net earnings (loss)		$(2,013.0)	$872.1

Attributed to non-controlling interest		$60.6	$112.4

Attributed to common shareholders		$(2,073.6)	$759.7

Earnings (loss) per share
Basic		$(1.83)	$0.92
Diluted		$(1.83)	$0.92
Weighted average number of common shares outstanding (millions)	Note 17
Basic		1,136.0	824.5
Diluted		1,136.0	829.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2011 ANNUAL REPORT   F61

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended
(expressed in millions of United States dollars)		December 31, 2011	December 31, 2010 (Note 22)

Net earnings (loss)		$(2,013.0)	$872.1

Other comprehensive income (loss), net of tax:	Note 7
Change in fair value of investments (a)		(36.9)	313.1
Accumulated other comprehensive income related to investments sold (b)		(30.2)	(70.8)
Reclassification of accumulated OCI related to the investment in Red Back Mining Inc. (b)		-	(209.3)
Reclassification of accumulated OCI related to the investment in Underworld Resources Inc. (b)		-	(7.4)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(66.0)	(75.2)
Accumulated OCI related to derivatives settled (d)		214.7	88.7

		81.6	39.1

Total comprehensive income (loss)		$(1,931.4)	$911.2

Attributed to non-controlling interest		$60.6	112.4

Attributed to common shareholders		$(1,992.0)	$798.8

(a)
Net of tax of $(4.2) million (2010 - $4.0 million)

(b)
Net of tax of $nil (2010 - $nil)

(c)
Net of tax of $(16.2) million (2010 - $13.5 million)

(d)
Net of tax of $(13.8) million (2010 - $(13.2) million)

The accompanying notes are an integral part of these consolidated financial statements

F62   KINROSS GOLD 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended
(expressed in millions of United States dollars)	December 31, 2011	December 31, 2010 (Note 22)

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(2,013.0)	$872.1
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	577.4	551.5
Gain on acquisition/disposition of assets and investments - net	(24.8)	(599.2)
Equity in losses of associates	2.3	1.9
Non-hedge derivative gains - net	(59.1)	(53.4)
Settlement of derivative instruments	(48.7)	-
Share-based compensation expense	36.5	32.5
Accretion expense	54.6	43.0
Deferred tax (recovery) expense	108.4	(39.1)
Foreign exchange (gains) losses and other	(36.9)	3.4
Reclamation expense	15.7	6.2
Impairment charges	2,937.6	290.7
Changes in operating assets and liabilities:
Accounts receivable and other assets	(118.0)	(87.9)
Inventories	(233.7)	(96.5)
Accounts payable and accrued liabilities, excluding interest and taxes	611.0	364.3

Cash flow provided from operating activities	1,809.3	1,289.5

Income taxes paid	(392.4)	(287.3)

Net cash flow provided from operating activities	1,416.9	1,002.2

Investing:
Additions to property, plant and equipment	(1,651.5)	(628.3)
Business acquisitions - net of cash acquired	-	545.5
Net proceeds from the sale of long-term investments and other assets	101.4	846.4
Additions to long-term investments and other assets	(213.4)	(617.8)
Net proceeds from the sale of property, plant and equipment	2.1	3.1
Disposal (additions) to short-term investments	(1.3)	35.0
Note received from Harry Winston	70.0	-
Decrease (increase) in restricted cash	(60.0)	22.2
Interest received	7.9	5.0
Other	(3.2)	2.6

Cash flow provided from (used in) investing activities	(1,748.0)	213.7

Financing:
Issuance of common shares on exercise of options and warrants	29.0	15.9
Acquisition of CMGC 25% non-controlling interest	(335.4)	-
Proceeds from issuance of debt	1,608.5	127.3
Repayment of debt	(482.1)	(334.9)
Interest paid	(10.0)	(15.7)
Dividends paid to common shareholders	(124.8)	(70.6)
Dividends paid to non-controlling shareholder	-	(47.7)
Settlement of derivative instruments	(43.6)	(27.3)
Other	(7.6)	-

Cash flow provided from (used in) financing activities	634.0	(353.0)

Effect of exchange rate changes on cash and cash equivalents	(3.5)	6.3

Increase in cash and cash equivalents	299.4	869.2
Cash and cash equivalents, beginning of period	1,466.6	597.4

Cash and cash equivalents, end of period	$1,766.0	$1,466.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD 2011 ANNUAL REPORT   F63

CONSOLIDATED STATEMENTS OF EQUITY

	Years ended
(expressed in millions of United States dollars)	December 31, 2011	December 31, 2010 (Note 22)

Common share capital and common share purchase warrants
Balance beginning of period	$14,576.4	$6,379.3
Shares issued on acquisition of properties	3.8	-
Shares issued on acquisition of Dvoinoye	-	173.9
Shares issued on acquisition of Red Back	-	7,678.3
Shares issued on acquisition of Underworld	-	117.7
Warrants issued on acquisition of Red Back	-	161.3
Common shares issued under employee share purchase plans	6.2	5.1
Transfer from contributed surplus on exercise of options and restricted share plan	45.1	48.4
Options and warrants exercised, including cash	25.1	12.4

Balance at the end of the period	$14,656.6	$14,576.4

Contributed surplus
Balance beginning of period	$185.5	$107.4
Share-based compensation	33.9	30.1
Aurelian options exercised	(3.9)	(4.3)
Underworld options issued	-	5.3
Underworld options exercised	(0.4)	(2.8)
Red Back options issued	-	91.2
Red Back options exercised	(19.0)	(24.2)
Bema options exercised	(0.1)	-
Transfer of fair value of exercised options and restricted share plan	(21.7)	(17.2)
Acquisition of CMGC 25% non-controlling interest	(92.9)	-

Balance at the end of the period	$81.4	$185.5

Accumulated Deficit
Balance beginning of period	$(51.5)	$(740.6)
Dividends paid	(124.8)	(70.6)
Net earnings (loss) attributed to common shareholders	(2,073.6)	759.7

Balance at the end of the period	$(2,249.9)	$(51.5)

Accumulated other comprehensive loss
Balance beginning of period	$(179.3)	$(218.4)
Other comprehensive income	81.6	39.1

Balance at the end of the period	$(97.7)	$(179.3)

Total accumulated deficit and accumulated other comprehensive loss	$(2,347.6)	$(230.8)

Total common shareholders' equity	$12,390.4	$14,531.1

Non-controlling interest
Balance beginning of period	$262.2	128.6
Net earnings attributed to non-controlling interest	60.6	112.4
Dividends paid	-	(47.7)
Amount allocated on acquisition of Red Back non-controlling interest	-	68.9
Acquisition of CMGC 25% non-controlling interest	(242.5)	-

Balance at end of the period	$80.3	$262.2

Total Equity	$12,470.7	$14,793.3

The accompanying notes are an integral part of these consolidated financial statements

F64   KINROSS GOLD 2011 ANNUAL REPORT

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2011 and 2010

(Tabular amounts in millions of United States dollars)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with a registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2011 were authorised for issue in accordance with a resolution of the directors on February 15, 2012.

2. BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2011 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements are the Company's first annual consolidated financial statements prepared under IFRS and have been prepared in accordance with IFRS 1 "First Time Adoption of International Financial Reporting Standards" ("IFRS 1"). The Company's date of transition to IFRS and its opening IFRS balance sheet are as at January 1, 2010 (the "transition date").

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

The Company's financial statements were previously prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differs in some respects from IFRS. In preparing these financial statements, certain accounting and valuation methods previously applied under CDN GAAP were changed. The transition date balance sheet and the comparative amounts as at and for the year ended December 31, 2010 have been restated to reflect the accounting policies at December 31, 2011 with the exception of certain specific exemptions in accordance with IFRS 1. Significant first-time adoption optional exemptions elected and applied by the Company relate to the following:

•
Business combinations;

•
Reclamation and remediation obligations included in the cost of property, plant and equipment; and

•
Borrowing costs.

The effect of these exemptions and the effect of the adjustments to the previously reported December 31, 2010 annual consolidated financial statements as a result of adopting IFRS are disclosed in Note 22 along with reconciliations between CDN GAAP and IFRS at the transition date and as at and for the year ended December 31, 2010.

KINROSS GOLD 2011 ANNUAL REPORT   F65

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.     Principles of consolidation

  The significant mining properties and entities of Kinross are listed below. With the exception of Harry Winston Diamond Corporation ("Harry Winston") and the Diavik Diamond Mines joint venture ("Diavik"), all operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year end with the exception of Harry Winston which has a January 31 year end.

			As at
Entity	Property/Segment	Location	December 31, 2011	December 31, 2010	January 1, 2010

Subsidiaries (Consolidated)
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%	100%
Compania Minera Maricunga	Maricunga	Chile	100%	100%	100%
Compania Minera Mantos de Oro	La Coipa (h)	Chile	100%	100%	100%
Echo Bay Minerals Company	Kettle River - Buckhorn	USA	100%	100%	100%
Chukotka Mining and Geological Company (a)	Kupol	Russian Federation	100%	75%	75%
Northern Gold LLC/ Regionruda LLC (b)	Dvoinoye/Kupol	Russian Federation	100%	100%	-
Aurelian Ecuador S.A.	Fruta del Norte	Ecuador	100%	100%	100%
Minera Santa Rosa SCM	Lobo-Marte/ Corporate and Other	Chile	100%	100%	100%
Underworld Resources Inc. (c)	White Gold/ Corporate and Other	Canada	100%	100%	-
Tasiast Mauritanie Ltd. S.A. (d)	Tasiast	Mauritania	100%	100%	-
Chirano Gold Mines Ltd. (Ghana) (d)	Chirano	Ghana	90%	90%	-

Interests in jointly controlled entities (Proportionately consolidated)
Round Mountain Gold Corporation	Round Mountain	USA	50%	50%	50%
Mineração Serra Grande S.A.	Crixás	Brazil	50%	50%	50%
Compania Minera Casale (e)	Cerro Casale/ Corporate and Other	Chile	-	-	50%

Investments in associates (Equity accounted)
Compania Minera Casale (e)	Corporate and Other	Chile	25%	25%	-
Harry Winston Diamond Corporation (f)	Corporate and Other		-	-	19.9%

Working Interest (Pro-rata share of earnings)
Diavik Diamond Mines joint venture (g)	Corporate and Other		-	-	22.5%

  (a)
  On April 27, 2011, Kinross' ownership in Chukotka Mining and Geological Company ("CMGC") increased to 100%. See Note 6(ii).

  (b)
  On August 27, 2010, Dvoinoye was acquired with the acquisition of Northern Gold LLC and Regionruda LLC. See Note 6(viii). As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment.

  (c)
  On April 26, 2010, 81.6% of White Gold was acquired with the acquisition of Underworld Resources Inc. ("Underworld"). The remaining 18.4% was acquired on June 30, 2010. See Note 6(v).

  (d)
  Interests in the Tasiast and Chirano mines were acquired with the acquisition of Red Back Mining Inc. ("Red Back") on September 17, 2010. See Note 6(iii).

  (e)
  On March 31, 2010, one-half of the Company's 50% interest in Cerro Casale was sold. See Note 6(iv). The retained 25% interest as at December 31, 2010 and December 31, 2011 is accounted for using the equity method.

  (f)
  On July 23, 2010, the Company sold its equity interest in Harry Winston. See Note 6(vi).

  (g)
  On August 25, 2010, the Company sold its Working Interest in Diavik. See Note 6(vii).

  (h)
  Includes Sociedad Contractual Minera Puren which is proportionately consolidated in the La Coipa segment.

F66   KINROSS GOLD 2011 ANNUAL REPORT

  (a)   Subsidiaries

    Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

  (b)   Joint Ventures

    The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures requiring unanimous consent of each of the venturers regarding strategic, financial and operating polices of the venture. The Company undertakes its joint ventures through jointly controlled entities, being corporations, partnerships or other unincorporated entities in which each venturer has an interest. Jointly controlled entities operate in the same way as other entities, controlling the assets of the venture, earning its own income and incurring liabilities and expenses. The Company's interests in its jointly controlled entities are accounted for using proportionate consolidation.

  (c)   Associates

    Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company's representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the company ceases to have significant influence.

    Results of associates are equity accounted for using the results of their most recent audited annual financial statements or interim financial statements. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

    The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income ("AOCI") and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

  (d)   Working Interest

    Until August 25, 2010, the date of disposition of the Company's Working Interest in Diavik, earnings from the Working Interest were accounted for based on Kinross' pro-rata share of earnings in the underlying entity.

ii.     Functional and presentation currency

  The functional and presentation currency of the Company is the United States dollar.

  Transactions denominated in foreign currencies are translated into the United States dollar as follows:

  •
  Foreign currency transactions are recognized initially at the exchange rate at the date of the transaction;

KINROSS GOLD 2011 ANNUAL REPORT   F67

  •
  Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

  •
  Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

  •
  Revenue and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

  •
  Exchange gains and losses on translation are included in earnings.

  When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income ("OCI"), the translation differences are also recognized in OCI.

  For those subsidiaries, joint ventures or associates whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

  •
  Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

  •
  Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

  •
  Exchange gains and losses on translation are included in OCI.

  The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

iii.    Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  Restricted cash is cash held in banks that is not available for general corporate use.

iv.    Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

v.     Long-term investments

  Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from AOCI to the consolidated statement of operations.

vi.    Inventories

  Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

F68   KINROSS GOLD 2011 ANNUAL REPORT

  Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  In-process inventories represent materials that are in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

  In process and finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the average production cost of sales applicable to the related processing cycle and NRV.

  Materials and supplies are valued at the lower of average cost and NRV.

  Write downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses write downs in the event that there is a subsequent increase in NRV.

vii.   Borrowing costs

  Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

  Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

viii.  Business combinations

  Business combinations occurring on or after January 1, 2010 are accounted for in accordance with IFRS as stated in the policy below. Business combinations occurring before this date have been accounted for in accordance with CDN GAAP and have not been restated (see Note 22).

  A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company and its shareholders. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the

KINROSS GOLD 2011 ANNUAL REPORT   F69

  Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

  •
  has begun planned principal activities;

  •
  has employees, intellectual property and other inputs and processes that could be applied to those inputs;

  •
  is pursuing a plan to produce outputs; and

  •
  will be able to obtain access to customers that will purchase the outputs.

  Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

  Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest's proportionate share of the fair value of the acquiree's net identifiable assets.

  If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

  Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

  Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

  Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they must be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

  If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.    Goodwill

  Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU for goodwill impairment testing purposes.

  Goodwill arises principally because of the following factors: (1) the going concern value of the Company's capacity to sustain and grow by replacing and augmenting reserves through completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

F70   KINROSS GOLD 2011 ANNUAL REPORT

  On an annual basis, as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU has been reduced below its carrying amount, the carrying amount of the CGU is evaluated for potential impairment. If the carrying amount of the CGU exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the carrying value to its recoverable amount.

  When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs to sell.

  Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) to a fair value calculation.

  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value ("NAV") of the asset.

  Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company's long-term life of mine ("LOM") plans, which are updated for each CGU on an annual basis. The Company's LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projection from financial budgets approved by senior management covering a 6 year to 45 year period.

  Projected future revenues reflect the forecast future production levels at each of the Company's CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in reserve or resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

  Projected future revenues also reflect the Company's estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices. For the 2011 annual goodwill impairment analysis, estimated 2012, 2013 and long-term gold prices of $1,800, $1,740 and $1,250 per ounce, respectively, and estimated 2012, 2013 and long-term silver prices of $37.50, $36.00 and $22.00 per ounce, respectively, were used. For the 2010 annual goodwill impairment analysis, estimated 2011, 2012 and long-term gold prices of $1,400 $1,300 and $1,000 per ounce, respectively, and estimated 2011, 2012 and long-term silver prices of $25.90, $23.75 and $16.63 per ounce, respectively, were used. For the transition date goodwill impairment analysis, estimated 2010, 2011, and long-term gold prices of $1,075, $1,100 and $850 per ounce, respectively, and estimated 2010, 2011 and long-term silver prices of $17.69, $17.50 and $13.43 per ounce, respectively, were used.

KINROSS GOLD 2011 ANNUAL REPORT   F71

  The Company's estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the US dollar are translated to US dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2011 annual goodwill impairment analysis, an estimated 2012 and long-term oil price of $95 and $90 per barrel, respectively, was used. For the 2010 annual goodwill impairment analysis, an estimated 2011 and long-term oil price of $100 and $100 per barrel, respectively, was used. For the transition date goodwill impairment analysis, an estimated 2010 and long-term oil price of $75 and $80 per barrel, respectively, was used.

  The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2011 annual goodwill impairment analysis, real discount rates of between 4.37% and 8.54% were used. For the 2010 annual goodwill impairment analysis, real discount rates of between 5.22% and 9.66% were used. For the transition date goodwill impairment analysis, real discount rates of between 5.25% and 9.24% were used.

  Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU.

  When selecting NAV multiples to arrive at fair value, the Company considered the trading prices and NAV estimates of comparable gold mining companies as at December 31, 2011, December 31, 2010 and January 1, 2010 in respect of the fair value determinations at those dates, which ranged from 0.7 to 1.2, 1.3 to 2.1, and 1.4 to 2.0, respectively. The selected ranges of multiples applied to each CGU took into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

x.    Exploration and evaluation ("E&E") costs

  Exploration and evaluation costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

  E&E costs consist of:

  •
  gathering exploration data through topographical and geological studies;

  •
  exploratory drilling, trenching and sampling;

  •
  determining the volume and grade of the resource;

  •
  test work on geology, metallurgy, mining, geotechnical and environmental; and

  •
  conducting engineering, marketing and financial studies.

  Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized exploration and evaluation costs in property, plant and equipment.

  The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value. Acquired E&E costs consist of:

  •
  fair value of the estimated mineral inventory, and

  •
  exploration properties.

F72   KINROSS GOLD 2011 ANNUAL REPORT

  Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves; however, this determination may be impacted by management's assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.    Property, plant and equipment

  Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation and, for qualifying assets, capitalized borrowing costs.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  Acquired or capitalized exploration and evaluation costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the cost or the property to which the costs relate. Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

  (a)   Asset categories

    The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

    Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

    Mineral interests consist of:

    •
    Development and operating properties which include capitalized development and stripping costs, cost of assets under construction, exploration and evaluation costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

    •
    Pre-development properties which include exploration and evaluation costs and mineral interests for those properties for which development has not commenced.

  (b)   Depreciation, depletion and amortization

    For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production ("UOP") method for determining depreciation, depletion and amortization. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

KINROSS GOLD 2011 ANNUAL REPORT   F73

    Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

    Land is not depreciated.

    Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

    The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

    Acquired or capitalized exploration and evaluation costs and assets under construction are not depreciated. These assets are depreciated when they are put into production in their intended use.

  (c)   Impairment

    The carrying amounts of the Company's property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

    Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

    An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of operations. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

    A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

  (d)   Derecognition

    The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.   Financial instruments and hedging activity

  (a)   Financial instrument classification and measurement

    Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as "fair value through profit and loss", directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as "fair value through profit and loss", "available-for-sale", "held-to-maturity", or "loans and receivables" as defined by IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"). Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as fair value through profit and loss or "other financial liabilities".

    Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through

F74   KINROSS GOLD 2011 ANNUAL REPORT

    profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in OCI, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the consolidated statement of operations. Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

    Cash and cash equivalents, restricted cash and short-term investments are designated as fair value through profit and loss and are measured at cost, which approximates fair value. Trade receivables and other assets are designated as loans and receivables. Long-term investments in equity securities, where the Company cannot exert significant influence, are designated as available-for-sale. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities.

    Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as fair value through profit and loss.

  (b)   Hedges

    The Company formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

    Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are only included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statement of operations. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

    When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. Amounts recorded in OCI are recognized in the consolidated statement of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the consolidated statement of operations in the period in which they occur.

    For hedges that do not qualify for hedge accounting, gains or losses are recognized in the consolidated statement of operations in the current period.

xiii.  Impairment of financial assets

  The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, an evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators

KINROSS GOLD 2011 ANNUAL REPORT   F75

  such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

  If an available-for-sale financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from AOCI and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

xiv.  Share-based payments

  The Company has a number of equity-settled and cash settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company's share-based compensation plans are comprised of the following:

  Stock Option Plan: Stock options are equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of options, the shares are issued from treasury.

  Restricted Share Unit Plan: Restricted share units ("RSU") are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RSUs, the shares are issued from treasury.

  Restricted Performance Share Unit Plan: Restricted Performance Share Units ("RPSU") are equity-settled and are awarded to certain employees as a percentage of their annual long-term incentive award grant. These units are subject to certain vesting requirements and vest at the end of three years. Vesting requirements are based on performance criteria established by the Company. RPSUs are fair valued as follows: The portion of the RPSUs related to market conditions is fair valued based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of RPSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units ("DSU") are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Employee Share Purchase Plan: The Company's contribution to the Employee Share Purchase Plan ("ESPP") is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the period.

xv.   Metal sales

  Metal sales includes sales of refined gold and silver, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Revenue from metal sales is recognized when all the following conditions have been satisfied:

  •
  The significant risks and rewards of ownership have been transferred;

F76   KINROSS GOLD 2011 ANNUAL REPORT

  •
  Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;

  •
  The amount of revenue can be measured reliably;

  •
  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  •
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

  These conditions are generally met when the sales price is fixed and title has passed to the customer.

xvi.  Provision for reclamation and remediation

  The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the end of mine life. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

xvii. Income tax

  The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

  Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

  Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

  Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

  Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

  Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary

KINROSS GOLD 2011 ANNUAL REPORT   F77

  differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

  Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Corporation has the legal right and intent to offset.

xviii. Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

  Diluted earnings per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible notes and restricted share units. The treasury method, which assumes that outstanding stock options, warrants and restricted share units with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible notes and restricted share units have been converted in determining fully diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

4. RECENT ACCOUNTING PRONOUNCEMENTS

Stripping costs

In October 2011, the IASB issued IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" ("IFRIC 20") which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with IAS 2 "Inventories"; when the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for in accordance with IFRIC 20 as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, and permits early adoption. The Company is in the process of determining the impact on its financial statements.

Financial instruments

The IASB has issued IFRS 9 "Financial Instruments" ("IFRS 9") which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available-for-sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2015 (as amended from January 1, 2013 by the IASB in December 2011). The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IFRS 7 "Financial instruments - Disclosures" ("IFRS 7") was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. There was no impact of the amendments to IFRS 7 upon adoption on January 1, 2012.

F78   KINROSS GOLD 2011 ANNUAL REPORT

Consolidation and related standards

The IASB issued the following suite of consolidation and related standards, all of which are effective for annual periods beginning on or after January 1, 2013. The Company has not yet determined the impact of these standards on its financial statements.

IFRS 10 "Consolidated Financial Statements" ("IFRS 10"), which replaces parts of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and all of SIC-12 "Consolidation - Special Purpose Entities", changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

IAS 27 "Separate Financial Statements (2011)" ("IAS 27 (2011)") was reissued and now only contains accounting and disclosure requirements for when an entity prepares separate financial statements, as the consolidation guidance is now included in IFRS 10.

IFRS 11 "Joint Arrangements" ("IFRS 11"), which replaces IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities - Non-monetary Contributions by Venturers", requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture's net assets using the equity method of accounting. The choice to proportionally consolidate joint ventures is prohibited.

IAS 28 "Investments in Associates and Joint Ventures (2011)" ("IAS 28") was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

IFRS 12 "Disclosure of Interests in Other Entities" ("IFRS 12") is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity's interests in other entities.

Fair value measurement

The IASB also has issued the following standard, which is effective for annual periods beginning on or after January 1, 2013, for which the Company has not yet determined the impact on its financial statements.

IFRS 13 "Fair Value Measurement" ("IFRS 13") provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use across all IFRS standards.

5. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

KINROSS GOLD 2011 ANNUAL REPORT   F79

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

i.     Reserves

  Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

ii.     Purchase Price Allocation

  Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

iii.    Depreciation, depletion and amortization

  Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

  The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

  Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.    Impairment of goodwill and other assets

  Goodwill is tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the CGUs for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, NAV multiples, foreign exchange rates, future capital requirements and operating performance. Changes in any of

F80   KINROSS GOLD 2011 ANNUAL REPORT

  the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

v.     Inventories

  Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

  Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

  The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.    Provision for reclamation and remediation

  The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

vii.   Deferred taxes

  The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

KINROSS GOLD 2011 ANNUAL REPORT   F81

6. ACQUISITIONS AND DISPOSITIONS

(i)    Sale of Interest in Harry Winston

  On March 23, 2011, the Company completed the sale of its approximate 8.5% interest in Harry Winston, consisting of approximately 7.1 million common shares, for net proceeds of $100.6 million and a resulting gain on sale of $30.9 million. The Company had acquired these shares as part of the proceeds received on the sale of the Company's 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond mine joint venture. On August 25, 2011, the Company collected a note receivable from Harry Winston in the amount of $70.0 million which was also part of the proceeds on the sale of the Company's Working Interest in Diavik in August 2010.

(ii)   Acquisition of 25% of CMGC

  On April 27, 2011, Kinross' 75%-owned subsidiary, CMGC, completed a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug ("CUE"), to repurchase the 2,292,348 shares of CMGC, representing 25.01% of CMGC's outstanding share capital, for gross consideration of $335.4 million, including transaction costs. The excess of the consideration paid over the carrying value of the non-controlling interest, was recorded as a reduction of contributed surplus in the amount of $92.9 million.

(iii)  Acquisition of Red Back

  On September 17, 2010 (the "acquisition date"), Kinross completed its acquisition of Red Back through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Red Back that it did not already own. As a result of this acquisition, the Company expanded operations into West Africa. In Ghana, the Company holds a 90% interest in the Chirano Gold mine ("Chirano") with the Government of Ghana having a 10% carried interest. In Mauritania, the Company holds a 100% interest in the Tasiast mine ("Tasiast"). Total consideration for the acquisition was approximately $8,720.4 million, including the fair value of the previously owned interest of $789.6 million. Non-controlling interest was measured at 10% of the fair value of Chirano's net identifiable assets at the acquisition date.

  Red Back shareholders received 1.778 Kinross common shares, plus 0.11 of a Kinross common share purchase warrant for each Red Back common share held. As a result of the transaction, Kinross issued 416.4 million common shares and 25.8 million common share purchase warrants. The Company also issued 8.7 million fully vested replacement options to acquire Kinross common shares to previous Red Back option holders.

  As the purchase is a business combination, with Kinross being the acquirer, results of operations of Red Back have been consolidated with those of Kinross commencing on the acquisition date.

  Total consideration paid of $8,720.4 million was calculated as follows:

Common shares issued (416.4 million)	$7,678.3
Fair value of warrants issued (25.8 million)	161.3
Fair value of options issued (8.7 million)	91.2
Shares previously acquired	789.6

Total Purchase Price	$8,720.4

  In finalizing the purchase price allocation during 2011, the Company adjusted the preliminary purchase price allocation as set out below. The adjustments recorded resulted in an increase to goodwill of $272.0 million from the amount previously reported.

F82   KINROSS GOLD 2011 ANNUAL REPORT

  The following table sets forth the final allocation of the purchase price to assets and liabilities acquired.

Red Back Purchase Price Allocation	Preliminary	Adjustments	Final

Cash and cash equivalents	$742.6	$-	$742.6
Accounts receivable and other assets	27.0	-	27.0
Inventories	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	3,527.1	(321.7)	3,205.4
Accounts payable and accrued liabilities	(103.4)	2.6	(100.8)
Deferred tax liabilities	(752.0)	69.0	(683.0)
Provisions	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(22.5)	(12.5)	(35.0)
Non-controlling interest	(68.8)	(0.1)	(68.9)
Goodwill	5,267.0	272.0	5,539.0

Total Purchase Price	$8,720.4	$-	$8,720.4

  The goodwill recognized is attributed to the optionality to develop additional higher-cost reserves, to intensify efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future, the going concern value of the Company's capacity to replace and augment reserves through completely new discoveries and the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination. None of the goodwill is expected to be deductible for tax purposes.

  During the year ended December 31, 2011, the Company recorded an impairment charge related to the goodwill recognized in the Red Back acquisition. See Note 8.

  As a result of reflecting the final purchase price adjustments retrospectively, the consolidated financial statements for the year ended December 31, 2010 have been recast.

  The consolidated statements of operations for the year ended December 31, 2011 and 2010 include revenue of $723.2 million and $194.8 million respectively, operating loss of $2,736.6 million and operating earnings of $1.6 million, respectively, for the former Red Back properties.

  For the year ended December 31, 2010, production cost of sales and depreciation, amortization and depletion increased by $2.0 million and $17.4 million, respectively; whereas income tax expense, finance expense, and income attributable to non-controlling interests decreased by $5.7 million, $0.1 million, and $1.0 million, respectively. As a result, net earnings attributed to common shareholders decreased by $12.6 million.

  As at December 31, 2010, inventories, property, plant and equipment, accounts payable and accrued liabilities, deferred tax liabilities, and non-controlling interest decreased by $5.4 million, $338.0 million, $2.7 million, $74.7 million, and $0.9 million, respectively; whereas goodwill, provisions, and other long-term liabilities increased by $272.0 million, $7.0 million, and $12.5 million, respectively. As a result, accumulated deficit increased by $12.6 million.

       Pro forma Information

       Basis of Presentation

  The following pro forma results of operations have been prepared as if the Red Back acquisition had occurred at January 1, 2010. The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information, including Red Back transaction costs.

KINROSS GOLD 2011 ANNUAL REPORT   F83

       Pro Forma Assumptions and Adjustments

  Certain adjustments have been reflected in this pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated. The adjustments are as follows:

  a)
  To increase depreciation expense to reflect depreciation of the fair value increment on property, plant, and equipment (including mineral interests);

  b)
  To expense exploration costs that had been deferred in accordance with the Company's E&E policy under IFRS;

  c)
  To adjust accretion on asset retirement obligations for the period prior to acquisition to reflect the impact of IFRS; and

  d)
  To record the tax effect of all the above listed adjustments.
Year ended December 31, 2010

Revenue	$3,337.9

Net Earnings	$839.9

(iv)  Disposition of one-half interest in the Cerro Casale project

  On February 17, 2010, the Company executed an agreement to sell one-half of its interest in the Cerro Casale project to Barrick Gold Corporation ("Barrick"). The sale closed on March 31, 2010. The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $78.1 million, before taxes. Additionally, as part of the agreement, Barrick assumed $20.0 million of a $40.0 million payment obligation contingent upon a production decision on the project.

  Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method. Refer to Note 10.

(v)   Acquisition of Underworld

  On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld, on a fully diluted basis, by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010 the shares of Underworld were delisted. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million. The acquisition was accounted for as an asset acquisition.

  During the second quarter of 2010, the investment in Underworld was re-classified from available-for-sale investments due to the acquisition of control of Underworld. As of April 26, 2010, the financial statements of Underworld are being consolidated with those of Kinross.

(vi)  Sale of interest in Harry Winston

  On July 23, 2010, the Company entered into an agreement to sell its approximate 19.9% equity interest in Harry Winston, consisting of 15.2 million Harry Winston common shares, to a group of financial institutions, on an underwritten block trade basis for net proceeds of $185.6 million. The sale was completed on July 28, 2010 and resulted in a gain of $146.4 million.

(vii) Sale of interest in Diavik

  On August 25, 2010, the Company completed the sale of its 22.5% interest in the partnership holding Harry Winston's 40% interest in Diavik to Harry Winston for final net proceeds of $189.6 million. The purchase price

F84   KINROSS GOLD 2011 ANNUAL REPORT

  was comprised of $50.0 million cash, approximately 7.1 million Harry Winston common shares with a value of $69.7 million based on the share price on the closing date, and a note receivable in the amount of $70.0 million maturing on August 25, 2011. The note bore interest at a rate of 5% per annum and could have been satisfied in cash or, subject to certain limitations, shares issued by Harry Winston to Kinross. The sale resulted in a gain of $95.5 million.

  The note receivable from Harry Winston was repaid in cash upon maturity on August 25, 2011. Refer to Note 7(ii).

(viii) Acquisition of the Dvoinoye deposit and the Vodorazdelnaya property

  On August 27, 2010, the Company completed the acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. The purchase price of $346.8 million was comprised of $167.0 million in cash and 10.6 million Kinross shares, which were subject to a minimum hold period of four months after closing, and transaction costs of $5.9 million. This acquisition was accounted for as an asset acquisition.

(ix)  Acquisition of B2Gold Corp's interest in Kupol exploration licenses

  On August 27, 2010, the Company closed an agreement with B2Gold Corp ("B2Gold") to acquire B2Gold's right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross was no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross' interest in these licence areas. The purchase price comprised: $33.0 million in cash; contingent payments based on National Instrument 43-101 qualified Proven and Probable Reserves within the licence areas at the subject properties, should such reserves be declared in future; and payments based on net smelter returns of 1.5% from any future production at the licence areas. This acquisition was accounted for as an asset acquisition.

(x)   Sale of interest in Osisko

  On December 13, 2010, the Company completed the sale of its 1.8% interest in Osisko Mining Corporation ("Osisko"), consisting of approximately 6.8 million Osisko common shares, which was accounted for as an available-for-sale investment. The sale was completed on an underwritten block trade basis, at a gross price of CDN$14.70 per share, for net proceeds of $97.5 million. The transaction resulted in a gain of $74.1 million.

KINROSS GOLD 2011 ANNUAL REPORT   F85

7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.     Cash and cash equivalents:

	December 31, 2011	December 31, 2010	January 1, 2010

Cash on hand and balances with banks	$761.3	$873.3	$352.8
Short-term deposits	1,004.7	593.3	244.6

	$1,766.0	$1,466.6	$597.4

         Restricted cash:

	December 31, 2011 (a)	December 31, 2010	January 1, 2010

Restricted cash	$62.1	$2.1	$24.3

  (a)
  Restricted cash relates to restricted payments for the Kupol project financing (see Note 13 (v)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.     Accounts receivable and other assets:

	December 31, 2011	December 31, 2010	January 1, 2010

Trade receivables	$20.2	$24.3	$9.9
Taxes recoverable	70.0	14.7	6.2
Prepaid expenses	48.8	45.0	26.7
VAT receivable	115.3	119.6	61.0
Note receivable (a)	-	70.0	-
Other	55.1	55.8	31.7

	$309.4	$329.4	$135.5

  (a)
  The note receivable from Harry Winston was repaid in cash upon maturity on August 25, 2011.

iii.    Inventories:

	December 31, 2011	December 31, 2010	January 1, 2010

Ore in stockpiles (a)	$146.6	$144.3	$120.5
Ore on leach pads (b)	220.8	113.3	44.3
In-process	35.3	38.9	26.1
Finished metal	108.3	81.1	80.6
Materials and supplies	562.2	457.2	395.1

	1,073.2	834.8	666.6
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(97.0)	(103.2)	(112.2)

	$976.2	$731.6	$554.4

  (a)
  Ore in stockpiles relates to the Company's operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7 (viii).

  (b)
  Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2027, Tasiast in 2020, Fort Knox in 2020, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the consolidated balance sheet. See deferred charges and other long-term assets, Note 7(viii).

F86   KINROSS GOLD 2011 ANNUAL REPORT

iv.    Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre- development properties	Total

Cost
Balance at January 1, 2011 (c)	$3,236.3	$6,426.5	$527.5	$10,190.3
Additions	1,052.3	586.6	11.9	1,650.8
Acquisitions	-	-	3.8	3.8
Capitalized interest	7.3	19.2	-	26.5
Disposals	(64.2)	(8.7)	(0.4)	(73.3)
Transfers	-	369.6	(369.6)	-
Other	2.5	(3.5)	(3.2)	(4.2)

Balance at December 31, 2011	4,234.2	7,389.7	170.0	11,793.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2011 (c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)
Depreciation, depletion and amortization	(257.9)	(330.3)	-	(588.2)
Disposals	55.3	10.5	-	65.8
Other	(0.3)	(6.1)	-	(6.4)

Balance at December 31, 2011	(1,518.1)	(1,316.4)	-	(2,834.5)

Net book value	$2,716.1	$6,073.3	$170.0	$8,959.4

Amount included in above as at December 31, 2011:
Assets under construction	$1,012.6	$549.7	$-	$1,562.3

Net book value of finance leases	$12.8	$-	$-	$12.8

Assets not being depreciated (a)	$1,118.6	$2,379.6	$170.0	$3,668.2

  (a)
  Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

  (b)
  At December 31, 2011 the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Dvoinoye, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold. Dvoinoye was transferred from pre-development properties to development and operating properties upon the declaration of proven and probable reserves as at the end of 2011.

  (c)
  The balance at January 1, 2011 has been recast as a result of finalizing the Red Back purchase price allocation. See Note 6(iii).

KINROSS GOLD 2011 ANNUAL REPORT   F87

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre- development properties	Total

Cost
Balance at January 1, 2010	$2,538.3	$2,411.6	$1,364.3	$6,314.2
Additions	352.8	315.0	49.2	717.0
Acquisitions (c)	353.5	2,866.6	491.4	3,711.5
Capitalized interest	-	1.1	-	1.1
Disposals	(9.9)	-	(545.2)	(555.1)
Transfers	-	832.2	(832.2)	-
Other	1.6	-	-	1.6

Balance at December 31, 2010 (c)	$3,236.3	$6,426.5	$527.5	$10,190.3

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2010	$(1,101.3)	$(376.2)	$-	$(1,477.5)
Depreciation, depletion and amortization (c)	(208.7)	(334.6)	-	(543.3)
Impairment loss (d)	-	-	(290.7)	(290.7)
Disposals	6.5	-	-	6.5
Transfers	-	(290.7)	290.7	-
Other	(11.7)	11.0	-	(0.7)

Balance at December 31, 2010 (c)	$(1,315.2)	$(990.5)	$-	$(2,305.7)

Net book value (c)	$1,921.1	$5,436.0	$527.5	$7,884.6

Amount included in above:
Assets under construction
January 1, 2010	$614.3	$79.8	$-	$694.1
December 31, 2010	$431.6	$116.2	$-	$547.8

Net book value of Finance leases
January 1, 2010	$32.1	$-	$-	$32.1
December 31, 2010	$23.3	$-	$-	$23.3

Assets not being depreciated (a)
January 1, 2010	$632.6	453.6	$1,364.3	$2,450.5
December 31, 2010 (c)	$528.4	$1,937.3	$527.5	$2,993.2

  (a)
  Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

  (b)
  At December 31, 2010, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Crixás, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Lobo-Marte, and Fruta del Norte. The significant pre-development properties include Dvoinoye and White Gold. Fruta del Norte was classified within pre-development properties at January 1, 2010 and was transferred to development and operating properties as at the end of 2010.

  (c)
  Balances have been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

  (d)
  As at December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte was less than its carrying amount.

  Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing. See Note 13(v).

  Capitalized interest relates to capital expenditures at Fort Knox, Kettle River, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Kupol, Dvoinoye, Chirano and Tasiast and had a weighted average rate of 7.50% and 9.46% during the years ended December 31, 2011 and 2010, respectively.

  At December 31, 2011, $923.9 million of exploration and evaluation ("E&E") assets were included in mineral interests (December 31, 2010 - $1,204.1 million). During the year ended December 31, 2011, the Company acquired $3.8 million of E&E assets, capitalized $89.2 million in E&E costs and transferred $369.6 million from E&E assets to capitalized development. The Company did not recognize any property, plant and equipment impairment related to E&E assets as at December 31, 2011 (December 31, 2010 - $290.7 million).

F88   KINROSS GOLD 2011 ANNUAL REPORT

  During the year ended December 31, 2010, the Company acquired $1,168.0 million of E&E assets, capitalized $49.2 million in other E&E costs and transferred $541.5 million from E&E assets to capitalized development.

  During the year ended December 31, 2011, the Company expensed $18.8 million (year ended December 31, 2010 - $23.6 million) of exploration and evaluation expenditures, and had cash expenditures for exploration and evaluation included in operating and investing cash flows of $18.8 million and $89.2 million, respectively (year ended December 31, 2010 - $23.6 million and $45.5 million, respectively).

  The following table shows capitalized stripping costs included in development and operating properties for the years ended December 31, 2011 and 2010:

	December 31, 2011							December 31, 2010
	Round Mountain	Fort Knox	La Coipa	Maricunga	Chirano	Tasiast	Total	Round Mountain	Fort Knox	Maricunga	Chirano	Total

Balance, at January 1	$78.2	$58.9	$-	$5.8	$2.4	$-	$145.3	$67.9	$50.0	$-	$-	$117.9
Additions	11.1	49.8	48.7	49.7	14.5	38.0	211.8	18.8	34.0	5.8	2.4	61.0
Amortization	(14.9)	(11.5)	(1.2)	(1.4)	(3.9)	(0.3)	(33.2)	(8.5)	(25.1)	-	-	(33.6)

Balance at end of period	$74.4	$97.2	$47.5	$54.1	$13.0	$37.7	$323.9	$78.2	$58.9	$5.8	$2.4	$145.3

v.     Goodwill:

  The Goodwill allocated to the Company's CGUs and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River -Buckhorn	Kupol	Maricunga	Crixás	Tasiast (e)	Chirano (e)	Other Operations (b)	Total

Cost
Balance at January 1, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0
Acquisitions	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at December 31, 2011	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss (a)	-	-	-	-	-	-	-	(2,490.1)	(447.5)	-	(2,937.6)
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at December 31, 2011	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$(2,490.1)	$(447.5)	$(105.5)	$(4,226.7)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$2,130.3	$471.1	$176.7	$3,420.3

KINROSS GOLD 2011 ANNUAL REPORT   F89

	Round Mountain	Paracatu	La Coipa	Kettle River -Buckhorn	Kupol	Maricunga	Crixás	Tasiast (e)	Chirano (e)	Other Operations (c)(d)	Total

Cost
Balance at January 1, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$-	$-	$643.2	$2,469.0
Acquisitions (e)	-	-	-	-	-	-	-	-	-	5,267.0	5,267.0
Purchase price allocation (e)	-	-	-	-	-	-	-	4,620.4	918.6	(5,267.0)	272.0
Disposals(d)	-	-	-	-	-	-	-	-	-	(361.0)	(361.0)

Balance at December 31, 2010	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$80.5	$4,620.4	$918.6	$282.2	$7,647.0

Accumulated impairment
Balance at January 1, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)
Impairment loss	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-

Balance at December 31, 2010	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(42.5)	$-	$-	$(105.5)	$(1,289.1)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$38.0	$4,620.4	$918.6	$176.7	$6,357.9

  (a)
  In 2011, as part of the annual impairment test for goodwill, using the methodology described in note 3(ix), it was determined that the carrying amounts of goodwill at Tasiast and Chirano, exceeded their recoverable amounts. See Note 8.

  (b)
  At December 31, 2011, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $7.9 million.

  (c)
  At January 1, 2010, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million, Jiboia with a carrying amount of $7.9 million, and Cerro Casale with a carrying amount of $361.0 million.

  (d)
  On March 31, 2010, the Company disposed of one-half of its interest in the Cerro Casale project. As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.

  (e)
  On September 17, 2010, the Company acquired all of the outstanding common shares of Red Back that it did not previously own. Until the finalization of the purchase price allocation, preliminary goodwill was recorded in other operations. At June 30, 2011, the goodwill determined in the final purchase price allocation of $5,539.0 million was allocated among the Tasiast and Chirano properties. See Note 6(iii).

vi.    Long-term investments:

  Unrealized gains and losses on investments classified as available-for-sale investments are recorded in OCI as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI	Fair Value	Gains (losses) in AOCI

Securities in an unrealized gain position	$46.5	$26.9	$203.3	$71.9	$115.1	$50.4
Securities in an unrealized loss position	32.9	(22.9)	0.5	(0.8)	42.7	(4.9)

	$79.4	$4.0	$203.8	$71.1	$157.8	$45.5

vii.   Accounts payable and accrued liabilities:

	December 31, 2011	December 31, 2010	January 1, 2010

Trade payables	$151.0	$150.6	$92.5
Accrued liabilities	353.3	203.9	150.9
Employee related accrued liabilities	71.0	54.5	44.2

	$575.3	$409.0	$287.6

F90   KINROSS GOLD 2011 ANNUAL REPORT

viii.  Deferred charges and other long-term assets:

	December 31, 2011	December 31, 2010	January 1, 2010

Long-term ore in stockpiles and on leach pads (a)	$97.0	$103.2	$112.2
Deferred charges, net of amortization	7.3	0.9	1.3
Long-term receivables	97.4	52.7	42.8
Advances on the purchase of capital equipment	178.2	23.2	-
Other	26.5	24.6	2.1

	$406.4	$204.6	$158.4

  (a)
  Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company's Fort Knox, Kupol, and Paracatu mines. Long-term ore on leach pads is at the Company's 50% owned Round Mountain mine.

ix.    Non-controlling interest:

	Kupol (b)	Chirano (c)	Total

Balance at January 1, 2010	$128.6	$-	$128.6
Addition upon acquisition	-	68.9	68.9
Share of net earnings	110.2	2.2	112.4
Dividends paid	(47.7)	-	(47.7)

Balance at December 31, 2010 (a)	$191.1	$71.1	$262.2

Share of net earnings	51.4	9.2	60.6
Dividends paid	-	-	-
Acquisition of CMGC 25% non-controlling interest (b)	(242.5)	-	(242.5)

Balance at December 31, 2011	$-	$80.3	$80.3

  (a)
  Amount has been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

  (b)
  Represents non-controlling interest in CMGC. On April 27, 2011, Kinross acquired the remaining 25% of CMGC and thereby increased its ownership to 100%. See Note 6(ii).

  (c)
  Represents non-controlling interest in Chirano Gold Mines Limited.

Consolidated Statements of Operations

x.    Other income - net:

	Year ended December 31,
	2011	2010

Gain on acquisition/disposition of assets and investments - net	$24.8	$599.2
Transaction costs on acquisition of Red Back	-	(41.5)
Foreign exchange gains (losses)	12.0	(0.2)
Net non-hedge derivative gains	59.1	55.9
Working Interest in Diavik Diamond mine	-	(2.4)
Other	5.9	3.3

	$101.8	$614.3

KINROSS GOLD 2011 ANNUAL REPORT   F91

xi.    Gain (loss) on acquisition/disposition of assets and investments - net:

	Year ended December 31,
	2011	2010

Assets:
Cerro Casale (a)	$-	$78.1
Investments:
Harry Winston (b)	30.9	146.4
Working Interest in Diavik Diamond mine (c)	-	95.5
Gain on Red Back shares owned prior to acquisition	-	209.3
Osisko Mining (d)	-	74.1
Other investments	(0.8)	(4.2)
Other assets	(5.3)	-

	$24.8	$599.2

  (a)
  On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. See Note 6(iv).

  (b)
  On March 23, 2011, the Company sold its remaining interest in Harry Winston. See Note 6(i).

  (c)
  On August 25, 2010, the Company disposed of its Working Interest in Diavik. See Note 6(vii).

  (d)
  On December 13, 2010, the Company sold its 1.8% interest in Osisko. See Note 6(x).

xii.   Equity in gains (losses) of associates:

	Year ended December 31,
	2011	2010

Cerro Casale (a)	$(2.3)	$0.2
Harry Winston Diamond Corporation (b)	-	(2.1)

	$(2.3)	$(1.9)

  (a)
  On March 31, 2010, the Company sold one-half of its interest in Cerro Casale. Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method.

  (b)
  On July 28, 2010, the Company sold its original investment in Harry Winston. See Note 6(vi).

xiii.  Finance expense:

	Year ended December 31,
	2011	2010

Accretion on reclamation and remediation obligation	$21.4	$13.7
Interest expense (a)	44.7	48.5

	$66.1	$62.2

  (a)
  During the years ended December 31, 2011 and 2010, $26.5 million and $1.1 million of interest was capitalized to property, plant and equipment, respectively. See Note 7(iv).

xiv.  Employee benefits expenses:

  The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Year ended December 31,
	2011	2010

Salaries, short term incentives, and other benefits	$450.0	$333.8
Share-based payments	36.5	32.5
Other	67.3	58.2

	$553.8	$424.5

F92   KINROSS GOLD 2011 ANNUAL REPORT

Consolidated Statements of Equity

xv.   Accumulated other comprehensive income (loss):

	Investments (a)	Financial derivatives (b)	Total

Balance, at January 1, 2010	$45.5	$(263.9)	$(218.4)
Other comprehensive income before tax	29.6	13.2	42.8
Tax	(4.0)	0.3	(3.7)

Balance at December 31, 2010	$71.1	$(250.4)	$(179.3)

Other comprehensive income (loss) before tax	(71.3)	118.7	47.4
Tax	4.2	30.0	34.2

Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)

(a)
Balance at January 1, 2010 net of tax of $4.0 million

(b)
Balance at January 1, 2010 net of tax of $9.6 million

8. IMPAIRMENT

During the year ended December 31, 2011, the Company recorded goodwill impairment charges of $2,490.1 million and $447.5 million at its Tasiast and Chirano CGUs, respectively, which were recorded within cost of sales in the consolidated statement of operations. The impairment charges were a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the Company's growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan.

During 2010, the Company recorded an impairment charge of $290.7 million related to property, plant and equipment at Fruta del Norte, which is included in the exploration and business development expense. As at December 31, 2010, Fruta del Norte was reclassified into the development and operating properties category upon declaration of proven and probable reserves. There was no goodwill impairment in the year ended December 31, 2010.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount (fair value less costs to sell) for each CGU are long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and NAV multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than as disclosed below, no reasonably possible change in any of the key assumptions would cause the carrying value of any CGU carrying goodwill to exceed its recoverable amount.

As at December 31, 2011, the recoverable amounts for the Tasiast and Chirano CGUs are equal to their carrying amounts, after giving effect to the goodwill impairment charges noted above. As at December 31, 2010, the recoverable amounts for Tasiast and Chirano are equal to their carrying amounts as they were recorded at fair value in the acquisition of Red Back on September 17, 2010 and their recoverable amounts did not change in the period from September 17, 2010 to December 31, 2010.

At December 31, 2011, the estimated recoverable amounts for the Round Mountain, Paracatu, and Maricunga CGUs exceed their carrying amounts by approximately $145 million, $970 million, and $271 million, respectively (December 31, 2010-$379 million, $2,342 million, and $147 million, respectively).

KINROSS GOLD 2011 ANNUAL REPORT   F93

The table below shows the amount by which certain key assumptions would be required to change, in isolation, in order for the estimated recoverable amount to equal the carrying amount for each of the Round Mountain, Paracatu, and Maricunga CGUs.

	Percentage increase/decrease required for recoverable amount to equal carrying value
	December 31, 2011			December 31, 2010
Key assumptions	Round Mountain	Paracatu	Maricunga	Round Mountain	Paracatu	Maricunga

Long-term gold price(a)	-34%	-18%	-10%	-30%	-30%	-10%
LOM production cash costs per ounce(b)	22%	21%	9%	45%	36%	7%

(a)
See Note 3(ix) for long term gold prices.

(b)
LOM production cash costs per ounce range from $757 to $879 for Round Mountain, Paracatu, and Maricunga in 2011 and $491 to $689 in 2010.

In addition, at December 31, 2011, the LOM total capital expenditures would be required to increase by 35% (December 31, 2010-19%), in isolation, in order for the recoverable amount of the Maricunga CGU to equal its carrying amount.

However, the Company believes that adverse changes in any of the key assumptions would have associated impacts on certain other inputs into the long-term LOM plans, which may offset to a certain extent, the impact of the adverse change.

9. JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2011, the Company had a joint venture interest in Round Mountain and Crixás.

The following table contains selected financial information on Kinross' consolidated share of participation for each of its participating operating joint ventures for the years ended December 31, 2011 and 2010.

	As at and for the year ended December 31, 2011
	Round Mountain	Crixás	Total
	(i )	(ii )

Metal sales	$295.0	$100.8	$395.8
Production cost of sales	(129.2)	(50.3)	(179.5)
Depreciation, depletion and amortization	(28.7)	(13.3)	(42.0)
Exploration and business development	(0.6)	(1.9)	(2.5)
Other	(0.9)	(2.3)	(3.2)

Operating earnings	$135.6	$33.0	$168.6

Current assets	$38.3	$27.0	$65.3
Property, plant and equipment	203.4	94.9	298.3
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	3.3	14.7

	$311.8	$163.2	$475.0

Current liabilities	22.3	24.0	46.3
Non-current liabilities	44.0	28.6	72.6

	66.3	$52.6	$118.9

Net investment in joint ventures	$245.5	$110.6	$356.1

F94   KINROSS GOLD 2011 ANNUAL REPORT

	As at and for the year ended December 31, 2010
	Round Mountain	Crixás	Total
	(i )	(ii )

Metal sales	$227.5	$94.7	$322.2
Production cost of sales	(115.4)	(37.5)	(152.9)
Depreciation, depletion and amortization	(20.0)	(18.1)	(38.1)
Exploration and business development	(0.7)	(0.1)	(0.8)
Other	0.3	(0.3)	-

Operating earnings	$91.7	$38.7	$130.4

Current assets	$38.0	$29.8	$67.8
Property, plant and equipment	177.7	79.6	257.3
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	2.6	14.0

	$285.8	$150.0	$435.8

Current liabilities	20.1	24.5	44.6
Non-current liabilities	39.7	16.6	56.3

	$59.8	$41.1	$100.9

Net investment in joint ventures	$226.0	$108.9	$334.9

Contingent liabilities and capital commitments related to these joint ventures are included in Note 20.

(i)    Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(ii)   Crixás

  The Company owns a 50% interest in Mineração Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

KINROSS GOLD 2011 ANNUAL REPORT   F95

10. INVESTMENTS IN ASSOCIATES AND WORKING INTEREST

The carrying values of the Company's investments in associates as at December 31, 2011, December 31, 2010 and the transition date are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010

Carrying Values
Cerro Casale (a)	$502.5	$467.5	$-
Harry Winston Diamond Corporation	-	-	41.3
Working interest in Diavik	-	-	109.4

	$502.5	$467.5	$150.7

(a)
At January 1, 2010, Cerro Casale was accounted for as a joint venture.

There are no publicly quoted market prices for Cerro Casale or for Diavik. The market value of the Company's investment in Harry Winston at January 1, 2010 was $146.0 million.

Contingent liabilities related to investments in associates are included in Note 20.

The following table contains summarized financial information for the Company's investments in associates and Working Interest:

	December 31, 2011	December 31, 2010	January 1, 2010

Balance Sheets
Current assets	$15.8	$1.3	$441.9
Non-current assets	272.5	186.4	1,052.9

	288.3	187.7	1,494.8
Current liabilities	22.3	22.2	157.4
Non-current liabilities	0.1	0.7	476.8

	22.4	22.9	634.2

Net assets	$265.9	$164.8	$860.6

	Year ended December 31,
	2011	2010

Statements of operations
Revenue	$-	$247.7
Other income and (expenses)	(11.4)	(254.6)
Income tax recovery (expense)	2.3	(0.3)

Net earnings (loss)	$(9.1)	$(7.2)

Cerro Casale

At January 1, 2010, the Company had a 50% joint venture interest in the Cerro Casale project. On March 31, 2010, the Company sold one-half of its interest to Barrick, its joint venture partner. Subsequent to the disposition, the Company continues to hold a 25% interest in the project as an investment in associate.

Harry Winston

At the transition date, the Company's investment in Harry Winston was accounted for as an investment in associate. On July 23, 2010, Kinross sold its approximate 19.9% equity interest in Harry Winston.

F96   KINROSS GOLD 2011 ANNUAL REPORT

Working Interest in Diavik Diamond mine

At the transition date, the Company held a 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mines joint venture. On August 25, 2010, the Company sold its interest to Harry Winston.

11. FINANCIAL INSTRUMENTS

i.     Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

  The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value

Available-for-sale investments	$79.4	$-	$-	$79.4
Embedded derivatives	(18.6)	(2.6)	-	(21.2)
Derivative instruments	-	(74.3)	-	(74.3)

	$60.8	$(76.9)	$-	$(16.1)

  The valuation techniques that are used to measure fair value are as follows:

       Available-for-sale investments:

  The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

       Embedded derivatives:

  The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

  The Company determines the fair value of the embedded derivative related to the conversion options on its convertible notes based on pricing models which use a number of observable market-determined variables. These embedded derivatives are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD 2011 ANNUAL REPORT   F97

       Derivative instruments:

  The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii.     Derivative instruments

	December 31, 2011		December 31, 2010		January 1, 2010
	Asset/(Liability) Fair Value	AOCI	Asset/(Liability) Fair Value	AOCI	Asset/(Liability) Fair Value	AOCI

Interest rate contract
Interest rate swap (i)	$(0.1)	$-	$(4.4)	$(0.3)	$(8.3)	$(6.7)

Currency contract
Foreign currency forward contracts (b) (ii)	(75.1)	(54.4)	55.0	39.9	38.1	27.2

Commodity contracts
Gold and silver forward contracts (a) (iii)	-	(48.6)	(333.7)	(291.3)	(332.8)	(285.3)
Gold contract related to Julietta sale	-	-	-	-	4.3	-
Energy forward contracts (c) (iv)	1.6	1.3	1.7	1.3	1.3	0.9
Other contracts
Total return swap (v)	(0.7)	-	-	-	(0.2)	-

	$0.9	$(47.3)	$(332.0)	$(290.0)	$(327.4)	$(284.4)

Canadian dollar denominated common share purchase warrants liability (vi)	(18.6)	-	(48.4)	-	(83.6)	-
Senior convertible notes – conversion option (vii)	(2.6)	-	(38.9)	-	(77.2)	-

Total all contracts	$(95.5)	$(101.7)	$(368.7)	$(250.4)	$(458.4)	$(263.9)

Unrealized fair value of derivative assets
Current	2.8		133.4		44.3
Non-current	1.1		2.6		1.9

	$3.9		$136.0		$46.2

Unrealized fair value of derivative liabilities
Current	(66.7)		(407.7)		(214.6)
Non-current	(32.7)		(97.0)		(290.0)

Total net fair value	$(99.4)		$(504.7)		$(504.6)

	$(95.5)		$(368.7)		$(458.4)

  (a)
  Of the total amount recorded in AOCI, $48.6 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (b)
  Of the total amount recorded in AOCI, $32.9 million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (c)
  Of the total amount recorded in AOCI, $(0.5) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)    Interest rate contracts

  Acquired with the acquisition of Bema was an interest rate swap whereby the Company paid a fixed rate of 4.4975% and received a floating interest rate on a principal amount that varied from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company paid a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varied from $3.7 million to $70.0 million. These contracts were closed out and early settled in August 2011. The fair market value of the interest rate swap was a liability of $2.1 million and $4.3 million at December 31, 2010 and January 1, 2010, respectively. The fair value of the interest rate cap and floor was a liability of $1.9 million and $2.8 million at December 31, 2010 and January 1, 2010, respectively.

  During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Kinross Brasil Mineração S.A. ("KBM"), a wholly-owned subsidiary

F98   KINROSS GOLD 2011 ANNUAL REPORT

  of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%. As at December 31, 2011, the fair value was a liability of $0.1 million (December 31, 2010 - $0.5 million, January 1, 2010 - $1.2 million).

(ii)   Foreign currency forward contracts

  The following table provides a summary of foreign currency forward contracts outstanding at December 31, 2011, maturing in:

	2012	2013	2014	Total

Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	437.4	158.0	88.5	683.9
Average price	1.83	1.92	2.13	1.89

Chilean peso forward buy contracts
(in millions of U.S. dollars)	210.0	72.0	66.0	348.0
Average price	492.86	522.59	553.44	510.50

Russian rouble forward buy contracts
(in millions of U.S. dollars)	110.4	48.0	18.0	176.4
Average price	32.38	32.05	34.84	32.54

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	99.8	24.0	-	123.8
Average price	1.00	1.00	-	1.00

  During 2011, the following new forward buy derivative contracts were engaged:

  •
  $627.9 million at an average rate of 1.88 Brazilian real, with maturities in 2012, 2013 and 2014;

  •
  $390.0 million at an average rate of 509.09 Chilean pesos, with maturities in 2011, 2012, 2013 and 2014;

  •
  $128.4 million at an average rate of 32.33 Russian roubles, with maturities in 2012, 2013 and 2014; and

  •
  $145.8 million at an average rate of 1.00 Canadian dollars, with maturities in 2011, 2012 and 2013;

  At December 31, 2011, the unrealized gain or loss on the derivative contracts recorded in AOCI is as follows:

  •
  Brazilian real forward buy contracts - unrealized loss of $29.8 million (December 31, 2010 - $23.1 million gain, January 1, 2010 - $15.2 million gain)

  •
  Chilean peso forward buy contracts - unrealized loss of $16.0 million (December 31, 2010 - $10.1 million gain, January 1, 2010 - $7.6 million gain);

  •
  Russian rouble forward buy contracts - unrealized loss of $6.4 million (December 31, 2010 - $2.2 million gain, January 1, 2010 - $4.3 million gain); and

  •
  Canadian dollar forward buy contracts - unrealized loss of $2.2 million (December 31, 2010 - $4.2 million gain, January 1, 2010 - $0.1 million gain).

(iii)  Gold and silver forward contracts

  The Company had gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements, which the Company closed out and early settled in the third quarter of 2011.

  During the year ended December 31, 2011, the Company entered into gold forward purchase contracts as follows:

  •
  40,665 ounces of gold at an average price of $1,364 per ounce which mature in 2011; and

KINROSS GOLD 2011 ANNUAL REPORT   F99

  •
  36,380 ounces of gold at an average price of $1,363 per ounce which mature in 2012.

  During 2010, the Company entered into gold forward contracts to purchase 394,885 ounces of gold at an average rate of $1,181 per ounce. Contracts for 91,250 ounces of gold matured in 2010, 265,940 ounces were to mature in 2011, with the remainder of 37,695 ounces maturing in 2012. The purpose of these derivatives was to offset a portion of the derivatives which were acquired with the Bema acquisition.

  Commensurate with the engagement of these derivatives, the Company de-designated the gold forward sale contract hedging relationship for 100% of the remaining 2011 maturities and 100% of 2012 maturities. As noted above, the Company subsequently closed out and early settled all outstanding gold and silver forward contracts.

(iv)  Energy forward contracts

  The Company is exposed to changes in energy prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  The following table provides a summary of energy forward contracts outstanding at December 31, 2011, maturing in:

	2012	2013	2014	Total

Energy
Oil forward buy contracts (barrels)	290,000	115,000	45,000	450,000
Average price	92.21	91.22	83.04	91.04
Diesel forward buy contracts (gallons)	4,830,000	2,310,000	-	7,140,000
Average price	2.96	2.93	-	2.95
Gasoil forward buy contracts (tonnes)	14,765	-	-	14,765
Average price	933.26	-	-	933.26

  During 2011, the following new forward buy derivative contracts were engaged:

  •
  602,000 barrels of Nymex Crude WTI oil at an average rate of $92.09 per barrel, with maturities in 2011, 2012, 2013 and 2014;

  •
  7.14 million gallons of diesel at an average rate of $2.95 per gallon, with maturities in 2012 and 2013; and

  •
  16,107 tonnes of gasoil at an average rate of $933.25 per tonne, with maturities in 2011 and 2012.

  At December 31, 2011, the unrealized gain or loss on these derivative contracts recorded in AOCI is as follows:

  •
  Oil forward buy contracts - unrealized gain of $1.8 million (December 31, 2010 - $1.3 million gain, January 1, 2010 - $0.9 million gain)

  •
  Diesel forward buy contracts - unrealized loss of $0.3 million (December 31, 2010 - $nil, January 1, 2010 - $nil); and

  •
  Gas oil forward buy contracts - unrealized loss of $0.2 million (December 31, 2010 - $nil, January 1, 2010 - $nil).

(v)   Total return swap

  A total return swap ("TRS") was engaged during the fourth quarter of 2008 as an economic hedge of the Company's deferred share units ("DSUs"). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2011, 93% of the DSUs were economically hedged, although hedge accounting was not applied.

F100   KINROSS GOLD 2011 ANNUAL REPORT

(vi)  Canadian dollar denominated common share purchase warrants liability

  The Company's Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the consolidated statement of operations. For the year ended December 31, 2011, the Company recognized a gain of $29.8 million (year ended December 31, 2010 - a gain of $35.2 million) in the consolidated statement of operations.

(vii) Senior convertible notes - conversion option

  The Company's option to settle its convertible notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the consolidated statement of operations. For the year ended December 31, 2011, the Company recognized a gain of $36.4 million (year ended December 31, 2010 - a gain of $38.3 million) in the consolidated statement of operations.

12. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.     Capital management

  The Company's objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;

  •
  Ensure the Company has the capital and capacity to support a long-term growth strategy;

  •
  Provide investors with a superior rate of return on their invested capital;

  •
  Ensure compliance with all bank covenant ratios; and

  •
  Minimize counterparty credit risk.

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

  The Company is not subject to any externally imposed capital restrictions.

KINROSS GOLD 2011 ANNUAL REPORT   F101

  The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below:

	December 31, 2011	December 31, 2010	January 1 2010

Long-term debt	$1,600.4	$426.0	$475.8
Current portion of long-term debt	32.7	48.4	177.0
Total debt	1,633.1	474.4	652.8
Common shareholders' equity	12,390.4	14,531.1	5,527.7
Gross debt / common shareholders' equity ratio	13.2%	3.3%	11.8%
Company target	0 - 30%	0 - 30%	0 - 30%

Rolling 12 month EBITDA (a)	$2,033.4	$1,495.1	$1,193.4
Rolling 12 month cash interest expense (b)	71.2	49.7	36.3
Interest coverage ratio	28.6:1	30.1:1	32.9:1
Company target ratio	> 4.25:1	> 4.25:1	> 4.25:1

  (a)
  EBITDA is a defined term under the Company's current credit facility.

  (b)
  Interest expense includes interest expense included in finance expense on the consolidated statement of operations in addition to capitalized interest.

ii.     Gold and silver price risk management

  The Company's policy is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  During the third quarter of 2011, the Company closed out and early settled all gold and silver derivative financial instruments and other contracts that were required under the terms of the Kupol project financing that was acquired with the acquisition of Bema.

iii.    Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, Russian roubles, Mauritanian ouguiya and Ghanaian cedi. This risk is reduced, from time to time, through the use of foreign currency forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos, and Russian

F102   KINROSS GOLD 2011 ANNUAL REPORT

  roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

		10% strengthening in US$		10% weakening in US$
	Foreign currency net working asset (liability) in US$	Effect on earnings before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)	Effect on earnings before taxes, gain (loss) (a)	Effect on OCI before taxes, gain (loss) (a)

Canadian dollars	(21.3)	1.9	-	(2.4)	-
Brazilian reais	15.8	(1.4)	-	1.8	-
Chilean pesos	(55.1)	5.0	-	(6.1)	-
Russian roubles	59.4	(5.4)	-	6.6	-
Euros	(12.6)	1.1	-	(1.4)	-
Mauritania ouguiya	18.6	(1.7)	-	2.1	-
Ghanian cedi	26.5	(2.4)	-	2.9	-
Other (b)	(19.2)	1.8	-	(2.2)	-

  (a)
  As described in Note 3 (ii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

  (b)
  Includes British pounds, Australian dollars, South African rand, and Japanese yen.

  At December 31, 2011, with other variables unchanged, the following represents the effect of the Company's foreign currency forward contracts on earnings before taxes and OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, and Russian rouble.

	10% strengthening in US$		10% weakening in US$
	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)

Canadian dollars	-	$(10.8)	-	$13.4
Brazilian reais	$0.1	$(56.4)	-	$69.4
Chilean pesos	-	$(29.0)	-	$35.8
Russian roubles	-	$(14.9)	-	$18.3

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

iv.    Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and an interest rate floor contract. As discussed in Note 11, these contracts were closed out and early settled in August 2011.

  During 2008, the Company entered into an interest rate swap for Kinross Brasil Mineração S.A. ("KBM"), formerly known as Rio Paracatu Mineração S.A., a 100% subsidiary of Kinross. At December 31, 2011 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would not impact earnings before taxes and OCI before taxes, and a 50 basis point upward shift in the interest rate curve would not impact earnings before taxes and OCI before taxes.

v.     Energy

  The Company is exposed to changes in energy prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into energy forward contracts that protect against the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

KINROSS GOLD 2011 ANNUAL REPORT   F103

  At December 31, 2011, with other variables unchanged, the following represents the effect of the Company's energy forward contracts on earnings before taxes and OCI before taxes from a 10% change in oil, gas oil, and diesel prices.

	10% increase in price		10% decrease in price
Energy price risk	Effect on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)	Effect of on earnings before taxes, gain (loss)	Effect on OCI before taxes, gain (loss) (a)

Oil price	-	$4.3	-	$(4.2)
Gasoil price	-	$1.4	-	$(1.3)
Diesel price	-	$2.0	-	$(4.0)

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which will be to earnings.

vi.    Liquidity risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2011 - $1,766.0 million), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows.

  The contractual cash flow requirements for financial liabilities at December 31, 2011 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years

Long-term debt (a)	$2,563.5	$696.2	$121.8	$437.7	$1,307.8
Derivative liabilities - net	$74.3	$66.2	$8.1	-	-

  (a)
  Includes long-term debt, including the current portion, interest, as well as obligations under letters of credit issued and the full face value of the Senior convertible notes and Senior notes.

vii.   Credit risk management

  Credit risk relates to cash and cash equivalents, accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2011, the Company's maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables, derivative contracts, and taxes recoverable.

F104   KINROSS GOLD 2011 ANNUAL REPORT

13. LONG-TERM DEBT AND CREDIT FACILITIES

				December 31, 2011				December 31, 2010		January 1, 2010
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i	)	Variable	$-	$-	$-	$-	$-	$-	$-	$-
Senior convertible notes	(iii	)	1.75%	420.7	-	420.7	457.3	390.9	450.5	363.2	403.1
Senior notes	(iv	)	3.625%-
			6.875%	992.7	(11.3)	981.4	986.1	-	-	-	-
Kupol project loan	(v	)	Variable	200.0	(5.9)	194.1	194.1	-	-	158.4	157.9
Corporate term loan facility	(i	)	Variable	22.7	(0.3)	22.4	22.3	56.8	57.1	92.0	92.6
Paracatu finance leases	(ii	)	5.62%	12.8	-	12.8	13.1	22.3	23.2	31.8	32.2
Maricunga finance leases	(ii	)	6.04%	-	-	-	-	-	-	0.2	0.2
Kettle River - Buckhorn finance lease	(ii	)	7.70%	-	-	-	-	0.1	0.1	0.1	0.1
Crixás bank loan and other			Variable	1.7	-	1.7	1.7	$4.3	$4.3	7.1	7.1

				1,650.6	(17.5)	1,633.1	1,674.6	474.4	535.2	652.8	693.2
Less: current portion				(33.0)	0.3	(32.7)	(32.7)	(48.4)	(48.4)	(177.0)	(177.0)

Long-term debt				$1,617.6	$(17.2)	$1,600.4	$1,641.9	$426.0	$486.8	$475.8	$516.2

(a)
Includes transaction costs on debt financings.

Scheduled debt repayments

	2012	2013	2014	2015	2016	2017 and thereafter	Total

Corporate revolving credit facility	$-	$-	$-	$-	$-	$-	$-
Senior convertible notes	-	420.7	-	-	-	-	420.7
Senior notes	-	-	-	-	249.0	743.7	992.7
Kupol project loan	-	60.0	60.0	60.0	20.0	-	200.0
Corporate term loan facility	22.7	-	-	-	-	-	22.7
Paracatu finance leases	9.5	3.3	-	-	-	-	12.8
Crixás bank loan and other	0.8	0.7	0.2	-	-	-	1.7

Total debt payable	$33.0	$484.7	$60.2	$60.0	$269.0	$743.7	$1,650.6

i.     Corporate revolving credit and term loan facilities

  In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

  On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600.0 million. On September 17, 2010, the revolving credit facility was further amended to add Mauritania, Ghana, and Côte d'Ivoire as permitted jurisdictions as a result of the Red Back acquisition. All other terms and conditions under the existing revolving credit facility remained unchanged.

  On March 31, 2011, the Company entered into a further amendment to increase the availability under the facility to $1,200.0 million. The term of the facility was also extended from November 2012 to March 2015.

  As at December 31, 2011, the Company had drawn $55.5 million (December 31, 2010 - $87.7 million, January 1, 2010 - $124.4 million) on the amended revolving credit facility, including drawings for the Paracatu term loan and $32.8 million (December 31, 2010 - $28.6 million, January 1, 2010 - $28.9 million) for letters of credit.

  The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $5,250.0 million and increasing by 50% of positive net income each quarter, starting with the quarter ending

KINROSS GOLD 2011 ANNUAL REPORT   F105

  March 31, 2011, (previously $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter), an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2011.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

  The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.00:1. At this ratio, interest charges are as follows:

Type of credit	Credit facility

Dollar based LIBOR loan	LIBOR plus 1.75%
Letters of credit	1.75%
Standby fee applicable to unused availability	0.44%

  Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125.0 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River - Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

  On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125.0 million to $136.0 million. All other terms and conditions under this agreement remain the same. As at December 31, 2011, the amount outstanding under this facility was $135.1 million (December 31, 2010 - $135.1 million, January 1, 2010 - $96.4 million).

  In addition, at December 31, 2011, the Company had approximately $41.0 million (December 31, 2010 - $11.5 million, January 1, 2010 - $15.8 million) in letters of credit outstanding, in respect of its operations in Brazil, Mauritania and Ghana. These letters of credit have been issued pursuant to arrangements with Brazilian and international banks.

ii.     Finance leases

  As at December 31, 2011 and 2010 and January 1, 2010, the finance lease obligations are as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Future Payments	Interest	Present value	Future payments	Interest	Present value	Future payments	Interest	Present value

Less than one year	10.0	0.5	9.5	10.7	1.1	9.6	11.4	1.7	9.7
Between one and five	3.4	0.1	3.3	13.3	0.5	12.8	23.8	1.4	22.4
Later than five years	-	-	-	-	-	-	-	-	-

	$13.4	$0.6	$12.8	$24.0	$1.6	$22.4	$35.2	$3.1	$32.1

  The Company recorded interest expense related to the finance leases of $1.1 million and $1.6 million for the years ended December 31, 2011 and 2010 respectively. The cost of the assets and the accumulated depreciation related to the finance leases was $39.8 million and $20.2 million, respectively as at December 31, 2011 (December 31, 2010 - $39.8 million and $14.1 million, January 1, 2010 - $73.8 million and $24.1 million). The depreciation expense related to these assets in 2011 was $6.1 million (2010 - $8.4 million).

F106   KINROSS GOLD 2011 ANNUAL REPORT

iii.    Senior convertible notes

  In January 2008, the Company completed a public offering of $460.0 million senior convertible notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.04 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the offering of convertible notes, after payment of the commissions of the initial purchasers and expenses of the offering. The convertible notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible notes, (ii) the trading price of the convertible notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the convertible notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The convertible notes will also be convertible on and after December 15, 2027. The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the convertible notes will have the right to require Kinross to repurchase the convertible notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the convertible notes plus accrued and unpaid interest to the redemption date, if any.

iv.    Senior notes

  On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the "notes"). The notes pay interest semi-annually. Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any. Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the redemption date, if any.

v.     Kupol project financing

  The original Kupol project financing loan was repaid in full in December 2010.

  On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million will commence in March 2013 and continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $204.8 million are pledged as security as part of the Kupol project financing.

  As at December 31, 2011, cash of $34.0 million was restricted for payments related to this loan.

KINROSS GOLD 2011 ANNUAL REPORT   F107

14. PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total

Balance at January 1, 2011 (a)	$555.4	$45.8	$601.2
Additions	70.3	2.0	72.3
Reductions	(52,1)	(11.2)	(63.3)
Reclamation spending	(12.1)	-	(12.1)
Accretion	21.4	-	21.4
Reclamation expenses	15.7	-	15.7

Balance at December 31, 2011	$598.6	$36.6	$635.2

Current portion	37.8	0.3	38.1
Non-current portion	560.8	36.3	597.1

	$598.6	$36.6	$635.2

(a)
The balance at January 1, 2011 has been recast as a result of the finalization of the Red Back purchase price allocation. See Note 6(iii).

i.     Reclamation and remediation obligations

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The above table details the items that affect the reclamation and remediation obligations. The additions and reductions reflect changes in estimated costs, timing of expenditures and discount rates at individual sites.

  Included in other operating costs for the year ended December 31, 2011 is a $15.7 million charge (December 31, 2010 - $6.2 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed. The majority of the expenditures are expected to occur between 2012 and 2051. The discount rates used in estimating the site restoration cost obligation were between 0.1% and 11.1% for the year ended December 31, 2011 (December 31, 2010 - 0.3% and 12.6%), and the inflation rate used was between 1.4% and 5.6% for the year ended December 31, 2011 (December 31, 2010 - 1.7% and 6.1%).

  Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2011, letters of credit totaling $170.8 million (December 31, 2010 - $155.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with Export Development Canada and the revolving credit facility. The Company believes it is in compliance with all applicable requirements under these facilities.

F108   KINROSS GOLD 2011 ANNUAL REPORT

15. COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2011 and 2010 is as follows:

	Year ended December 31, 2011		Year ended December 31, 2010
	Number of shares ('000's)	Amount ($)	Number of shares ('000's)	Amount ($)

Common shares
Balance at January 1,	1,133,295	$14,414.2	696,027	$6,377.4
Issued:
On acquisition of properties	223	3.8	-	-
On acquisition of Underworld	-	-	6,501	117.7
On acquisition of Dvoinoye	-	-	10,558	173.9
On acquisition of Red Back	-	-	416,358	7,678.3
Under employee share purchase plan	421	6.2	304	5.1
Under stock option and restricted share plan	1,405	26.2	1,152	20.8
Under Aurelian options	377	6.1	316	4.6
Under Bema options	22	0.3	11	0.1
Under Underworld options	28	0.6	214	3.8
Under Red Back options	1,850	35.6	1,632	30.1
Conversions:
Bema warrants	111	1.6	222	2.4

Balance, at end of period	1,137,732	$14,494.6	1,133,295	$14,414.2

Common share purchase warrants (a)
Balance at January 1,	50,262	$162.2	24,725	$1.9
On acquisition of Red Back	-	-	25,759	161.3
Conversion of warrants	(111)	(0.2)	(222)	(1.0)
Expiry of warrants	(4,697)	-	-	-

Balance, at end of period	45,454	$162.0	50,262	$162.2

Total common share capital and common share purchase warrants		$14,656.6		$14,576.4

(a)
Amount includes only the value of the U.S. dollar denominated warrants. Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 11).

i.     Dividends on common shares

  The following summarizes dividends paid during the years ended December 31, 2011 and 2010. There were no dividends declared but unpaid at December 31, 2011.

	Per share	Total amount ($)

Dividends paid during the following periods:
Three months ended September 30, 2011	$0.06	$68.0
Three months ended March 31, 2011	$0.05	56.8

Total		$124.8

KINROSS GOLD 2011 ANNUAL REPORT   F109

	Per share	Total amount ($)

Dividends paid during the following periods:
Three months ended September 30, 2010	$0.05	$35.7
Three months ended March 31, 2010	$0.05	34.9

Total		$70.6

  On February 15, 2012, the Board of Directors declared a dividend of $0.08 per common share to shareholders of record on March 23, 2012.

ii.     Common share purchase warrants

  The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

  (a)   Canadian dollar denominated common share purchase warrants

    A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2011 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price (CDN$/warrant)

Balance at January 1, 2011	24,392	$30.17
Issued	-	-
Exercised	-	-
Expired	(4,697)	22.49

Balance at December 31, 2011	19,695	$32.00

    These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 11).

    The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2011:

Canadian dollar denominated common share purchase warrants
Exercise price	Number outstanding (000's) (a)	Weighted average exercise price (CDN$)	Weighted average remaining contractual life (years)

$32.00	19,695	32.00	1.68

Outstanding at December 31, 2011	19,695	$32.00	1.68

      (a)
      Represents share equivalents of warrants.

F110   KINROSS GOLD 2011 ANNUAL REPORT

  (b)   U.S. dollar denominated common share purchase warrants

    A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2011 is as follows:

	Share equivalents of warrants ('000's)	Weighted average exercise price ($/warrant)

Balance at January 1, 2011	25,870	$21.26
Issued	-	-
Exercised	(111)	12.89

Balance at December 31, 2011	25,759	$21.30

    The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2011:

US $ denominated common share purchase warrants
Exercise Price	Number outstanding (000's) (a)	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)

$21.30	25,759	$21.30	2.72

Outstanding at December 31, 2011	25,759	$21.30	2.72

      (a)
      Represents share equivalents of warrants.

16. SHARE-BASED PAYMENTS

Share-based compensation recorded during the years ended December 31, 2011 and 2010 was as follows:

	Year ended December 31,
	2011	2010

Stock option plan expense (i)	10.8	10.8
Employer portion of stock purchase plan (v)	2.1	1.4
Restricted share plan expense, including restricted performance share plan ((ii) and (iii))	22.7	19.7
Deferred share units expense (iv)	0.9	0.6

Total share-based compensation	$36.5	$32.5

i.     Stock option plan

  The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of seven years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2011 expire at various dates to 2018. As at December 31, 2011, 9,207,566 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS GOLD 2011 ANNUAL REPORT   F111

  The summary of the status of the stock option plan and changes during the years ended December 31, 2011 and 2010 are as follows:

Canadian $ denominated options
	2011		2010
	Number of options (000's)	Weighted average exercise price (CDN$)	Number of options (000's)	Weighted average exercise price (CDN$)

Balance at January 1	15,246	$14.86	7,192	$18.80
On acquisition of Red Back	-	-	8,726	8.55
On acquisition of Underworld	-	-	420	5.69
Granted	2,006	16.09	1,575	19.14
Exercised	(2,607)	8.76	(2,446)	4.54
Forfeited	(690)	20.05	(221)	20.78
Expired	(227)	20.08	-	-

Outstanding at end of period	13,728	$15.85	15,246	$14.86

  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2011:

		Options outstanding			Options exercisable
Exercise price range in Canadian dollars:		Number of options (000's)	Weighted average exercise price (CDN$)	Average remaining contractual life (years)	Number of options (000's)	Weighted average exercise price (CDN$)	Average remaining contractual life (years)

$3.55	$4.22	1,292	$3.81	2.05	1,292	$3.81	2.05
4.23	9.53	1,721	7.32	2.85	1,721	7.32	2.85
9.54	14.31	907	13.55	1.77	815	13.47	1.25
14.32	21.48	6,505	16.78	3.84	3,748	16.43	2.89
21.49	26.42	3,303	23.81	1.05	3,005	23.82	0.95

		13,728	$15.85	2.74	10,581	$15.28	2.10

  The following weighted average assumptions were used in computing the fair value of stock options granted during the years ended December 31, 2011 and 2010:

	2011	2010

Black-Scholes weighted-average assumptions
Weighted average share price (CDN$)	$16.09	$19.14
Expected dividend yield	0.63%	0.52%
Expected volatility	38.8%	49.9%
Risk-free interest rate	2.6%	1.7%
Estimated forfeiture rate	3.0%	3.0%
Expected option life in years	4.5	3.5

Weighted average fair value per stock option granted (CDN$)	$5.45	$7.01

  The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company's shares.

F112   KINROSS GOLD 2011 ANNUAL REPORT

ii.     Restricted share unit plan

  The Company has a RSU plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 20.0 million.

  A summary of the status of the restricted share unit plan and changes during the years ended December 31, 2011, 2010, are as follows:

Restricted share unit plan
	2011		2010
	Number of units (000's)	Weighted average exercise price (CDN$/unit)	Number of units (000's)	Weighted average exercise price (CDN$/unit)

Balance, January 1	2,132	$20.44	1,856	$21.42
Granted	1,765	15.88	1,335	18.98
Reinvested	19	17.82	12	20.42
Redeemed	(1,037)	20.83	(878)	20.29
Forfeited	(325)	17.97	(193)	20.45

Outstanding at end of period	2,554	$17.43	2,132	$20.44

iii.    Restricted performance share unit plan

  In 2009, the Company implemented a RPSU plan. The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain criteria established by the Company.

  A summary of the status of the restricted performance share unit plan and changes during the years ended December 31, 2011 and 2010 are as follows:

Restricted performance share unit plan
	2011		2010
	Number of units (000's)	Weighted average exercise price (CDN$/unit)	Number of units (000's)	Weighted average exercise price (CDN$/unit)

Balance, January 1	223	$19.94	42	$23.74
Granted	394	16.07	214	19.23
Reinvested	4	17.51	2	19.97
Redeemed	(38)	18.31	-	-
Forfeited	(35)	17.87	(35)	20.14

Outstanding at end of period	548	$17.38	223	$19.94

iv.    Deferred share unit plan

  The Company has a DSU plan for its outside directors which provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. Each outside director can

KINROSS GOLD 2011 ANNUAL REPORT   F113

  elect to receive a greater percentage of their compensation in DSUs, and an outside director who has exceeded a minimum DSU/common share ownership requirement may elect to receive cash for all or any portion of the compensation otherwise payable in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date.

	Year ended December 31,
	2011	2010

DSUs granted (000's)	61	37
Weighted average grant-date fair value per unit (CDN$)	$14.02	$18.44

  There were 315,002 DSUs outstanding, for which the Company had recognized a liability of $3.6 million, as at December 31, 2011 ($4.8 million at December 31, 2010).

v.     Employee share purchase plan

  The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contributions and the Company's contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	Year ended December 31,
	2011	2010

Common shares issued (000's)	421	304
Average price of shares issued ($/unit)	$14.71	$18.01

F114   KINROSS GOLD 2011 ANNUAL REPORT

17. EARNINGS PER SHARE

Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

	Year ended December 31,
(Number of common shares in thousands)	2011	2010

Basic weighted average shares outstanding:	1,135,999	824,545
Weighted average shares dilution adjustments:
Stock options (a)	-	2,212
Restricted shares	-	2,151
Performance shares	-	223
Common share purchase warrants (a)	-	78

Diluted weighted average shares outstanding	1,135,999	829,209

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	10,293	5,876
Restricted shares	2,602	-
Performance shares	503	-
Common share purchase warrants	48,680	50,152
Convertible notes	16,405	25,960

(a)
Dilutive stock options and warrants were determined using the Company's average share price for the period. For the years ended December 31, 2011 and 2010 the average share price used was $15.45 and $17.72, respectively.

(b)
These adjustments were excluded, as they were anti-dilutive.

18. INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Year ended December 31,
	2011	2010

Current tax expense
Current period	$399.3	$351.8
Adjustment for prior period	3.1	20.4
Deferred tax expense
Origination and reversal of temporary differences	126.5	26.4
Impact of changes in tax rate	(8.6)	0.1
Change in unrecognized deductible temporary differences	-	(22.4)
Recognition of previously unrecognized tax losses	(9.5)	(43.5)

	$510.8	$332.8

KINROSS GOLD 2011 ANNUAL REPORT   F115

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2011		2010

Combined statutory income tax rate	28.3%		31.0%
Increase (decrease) resulting from:
Mining taxes	(0.8%	)	0.8%
Resource allowance and depletion	0.5%		(0.5%	)
Difference in foreign tax rates and FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	(14.6%	)	0.2%
Benefit of losses not recognized	(1.7%	)	2.1%
Recognition of tax attributes not previously benefited	1.6%		(5.4%	)
Under (over) provided in prior periods	0.7%		1.3%
Impairment of property, plant and equipment	0.0%		5.2%
Income not subject to tax	3.8%		(13.0%	)
Effect of non-deductible goodwill impairment	(48.9%	)	0.0%
Taxes on repatriation of foreign earnings	(3.2%	)	2.2%
Other	0.3%		3.7%

Effective tax rate	(34.0%	)	27.6%

i.     Deferred income tax

  The following table summarizes the components of deferred income tax:

	December 31, 2011	December 31, 2010	January 1, 2010

Deferred tax assets
Accrued expenses and other	$105.9	$106.4	$62.8
Reclamation and remediation obligations	133.4	121.3	53.7
Inventory capitalization	5.3	8.3	4.5
Non-capital loss carryforwards	0.7	24.4	28.0

	245.3	260.4	149.0
Deferred tax liabilities
Accrued expenses and other	14.5	54.7	41.8
Property, plant and equipment	1,061.6	984.0	340.1
Inventory capitalization	26.4	20.6	1.4

Deferred tax liabilities - net	$857.2	$798.9	$234.3

  Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

  Movement in net deferred tax liabilities:

	2011	2010

Balance at the beginning of the year	$798.9	$234.3
Recognized in profit/loss	108.4	(39.4)
Recognized in OCI	(34.3)	4.3
Acquired in business combinations		598.5
Other	(15.8)	1.2

Balance at the end of the year	$857.2	$798.9

F116   KINROSS GOLD 2011 ANNUAL REPORT

ii.     Unrecognized deferred tax assets and liabilities

  The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2011 is $9.9 billion (December 31, 2010 - $12.8 billion).

  Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2011	December 31, 2010

Deductible temporary differences	$102.0	$115.9
Tax losses	118.1	129.3

  The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

iii.    Non-capital losses (not recognized)

  The following table summarizes the Company's non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date

Canada	Net operating losses	$141.5	2012 - 2031
United States (a)	Net operating losses	28.6	2012 - 2031
Chile	Net operating losses	155.3	No expiry
Mexico	Net operating losses	15.9	2020 - 2022
Barbados	Net operating losses	752.2	2012 - 2020
Other	Net operating losses	72.5	2021

  (a)
  Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

19. SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. There are no material intersegment transactions. Finance income, finance expense, other income (expense), and equity in losses of associates are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

KINROSS GOLD 2011 ANNUAL REPORT   F117

i.     Operating segments

  The following tables set forth operating results by reportable segment for the following periods:

	Operating segments										Non-operating segments (a)
For the year ended December 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (d)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)(d)	Total

Revenue
Metal sales	$454.0	295.0	709.7	255.4	364.7	100.8	761.1	279.4	308.9	414.3	-	-	3,943.3
Cost of sales
Production cost of sales	199.1	129.2	323.9	145.5	105.5	50.3	247.8	74.9	138.2	182.0	-	-	1,596.4
Depreciation, depletion and amortization	57.6	28.7	60.7	28.5	19.2	13.3	123.5	80.9	63.5	95.5	-	6.0	577.4
Impairment charges	-	-	-	-	-	-	-	-	2,490.1	447.5	-	-	2,937.6

Total cost of sales	256.7	157.9	384.6	174.0	124.7	63.6	371.3	155.8	2,691.8	725.0	-	6.0	5,111.4

Gross profit (loss)	$197.3	137.1	325.1	81.4	240.0	37.2	389.8	123.6	(2,382.9)	(310.7)	-	(6.0)	(1,168.1)

Other operating costs (income)	1.3	0.9	8.2	4.3	0.5	2.3	0.8	(0.4)	12.2	1.2	-	33.1	64.4
Exploration and business development	6.9	0.6	0.1	9.2	0.3	1.9	8.9	8.9	24.8	4.7	3.9	66.2	136.4
General and administrative	-	-	0.7	-	-	-	0.3	-	0.1	-	0.2	172.3	173.6

Operating earnings (loss)	$189.1	135.6	316.1	67.9	239.2	33.0	379.8	115.1	(2,420.0)	(316.6)	(4.1)	(277.6)	(1,542.5)

Other income - net													101.8
Equity in losses of associates													(2.3)
Finance income													6.9
Finance expense													(66.1)

Earnings (loss) before taxes													$(1,502.2)

	Operating segments										Non-operating segments (a)
For the year ended December 31, 2010:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (d)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (c)(d)	Total

Revenue
Metal sales	$432.9	227.5	597.8	250.5	187.5	94.7	781.8	242.6	78.0	116.8	-	-	-	$3,010.1
Cost of sales
Production cost of sales	189.6	115.4	261.0	132.0	115.9	37.5	236.2	64.7	45.1	51.6	-	-	-	1,249.0
Depreciation, depletion and amortization	61.9	20.0	63.1	47.6	15.3	18.1	154.9	93.8	24.0	48.0	0.6	-	4.2	551.5

Total cost of sales	251.5	135.4	324.1	179.6	131.2	55.6	391.1	158.5	69.1	99.6	0.6	-	4.2	1,800.5

Gross profit	$181.4	92.1	273.7	70.9	56.3	39.1	390.7	84.1	8.9	17.2	(0.6)	-	(4.2)	1,209.6

Other operating costs (income)	-	(0.3)	2.6	0.2	1.6	0.3	0.9	(2.6)	0.2	0.2	(0.2)	-	13.2	16.1
Exploration and business development	3.0	0.7	-	3.6	-	0.1	2.8	7.1	23.2	0.9	292.3	-	66.9	400.6
General and administrative	-	-	-	-	-	-	0.2	-	-	-	0.7	-	143.1	144.0

Operating earnings (loss)	$178.4	91.7	271.1	67.1	54.7	38.7	386.8	79.6	(14.5)	16.1	(293.4)	-	(227.4)	648.9

Other income - net														614.3
Equity in losses of associates														(1.9)
Finance income														5.8
Finance expense														(62.2)

Earnings before taxes														$1,204.9

(a)
Non-operating segments include development properties.

(b)
As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)
Includes corporate, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(d)
As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

F118   KINROSS GOLD 2011 ANNUAL REPORT

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (e)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (c)(e)	Total

Property, plant and equipment at:
December 31, 2011	$394.8	203.4	1,586.0	162.2	490.8	94.9	1,076.9	171.2	2,370.6	1,210.3	638.2	560.1	8,959.4

Total assets at:
December 31, 2011	$547.1	311.8	1,884.8	475.4	870.6	163.2	1,937.0	207.5	4,930.6	1,922.6	647.4	2,610.8	16,508.8

Capital expenditures for year ended
December 31, 2011	$103.5	48.2	339.4	64.6	149.3	22.3	195.9	13.4	469.2	94.3	90.7	60.7	1,651.5

	Operating segments										Non-operating segments (a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol (e)	Kettle River- Buckhorn	Tasiast	Chirano	Fruta del Norte	Cerro Casale (b)	Corporate and other (d)(e)	Total

Property, plant and equipment at:
December 31, 2010	$328.1	177.7	1,293.7	178.9	361.4	79.6	999.9	229.6	1,970.8	1,226.1	546.7	-	492.1	7,884.6
January 1, 2010	295.2	160.9	1,130.1	188.6	313.9	70.9	695.2	306.2	-	-	799.2	544.2	332.3	4,836.7

Total assets at:
December 31, 2010	$487.6	285.8	1,608.7	483.3	627.0	150.0	1,729.3	269.5	6,717.7	2,275.1	558.6	-	2,602.6	17,795.2
January 1, 2010	441.8	262.3	1,359.1	463.2	560.1	139.0	1,399.5	343.0	-	-	804.6	914.6	1,189.1	7,876.3

Capital expenditures for year ended
December 31, 2010	$81.9	30.7	169.5	28.0	73.1	25.5	67.3	9.2	54.2	13.6	38.8	4.0	32.5	628.3

(a)
Non-operating segments include development properties.

(b)
As of March 31, 2010, Cerro Casale was reclassified to investments in associates.

(c)
Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(d)
Includes corporate, shutdown and other non-operating assets (including Lobo-Marte, and White Gold).

(e)
As of December 31, 2011, Dvoinoye was reclassified into the Kupol segment. The comparative figures have been reclassified to conform to the 2011 segment presentation.

ii.     Geographic segments

  Metal sales and Property, plant and equipment by geographical region:

	Metal sales		Property, plant and equipment
	Year ended December 31,		As at December 31,		As at January 1,
	2011	2010	2011	2010	2010

Geographic information (a)
United States	$1,028.4	$903.0	$771.8	$738.5	$762.4
Russian Federation	761.1	781.8	1,076.9	999.9	695.2
Brazil	810.5	692.5	1,681.1	1,373.4	1,201.0
Chile	620.1	438.0	1,022.6	869.4	1,342.8
Mauritania	308.9	78.0	2,378.0	1,973.5	-
Ghana	414.3	116.8	1,230.2	1,231.6	-
Ecuador		-	638.2	546.7	799.3
Canada		-	160.6	151.6	35.7
Other		-	-	-	0.3

Total	$3,943.3	$3,010.1	$8,959.4	$7,884.6	$4,836.7

  (a)
  Geographic location is determined based on location of the mining assets.

KINROSS GOLD 2011 ANNUAL REPORT   F119

iii.    Significant customers

  The following table represents sales to individual customers exceeding 10% of annual metal sales for the following periods:

For the year ended December 31, 2011:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$134.4	87.3	212.5	95.0	12.4	34.4	482.7	82.7	131.9	148.0	$1,421.3
2	-	-	-	-	-	-	521.9	-	-	-	$521.9

% of total metal sales											1,943.2

											49.3%

For the year ended December 31, 2010:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Crixás	Kupol	Kettle River- Buckhorn	Tasiast	Chirano	Total

Customer
1	$145.0	76.2	239.3	45.7	-	-	547.9	81.3	17.3	-	$1,152.7
2	3.7	2.0	160.5	185.1	-	-	-	2.1	-	-	353.4
3	-	-	-	-	-	-	353.1	-	-	-	$353.1

% of total metal sales											1,859.2

											61.8%

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

20. COMMITMENTS AND CONTINGENCIES

i.     Commitments

       Operating leases

  The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $5.1 million, $4.9 million, $4.7 million, $4.5 million and $4.5 million for each year from 2012 to 2016, respectively, and $15.3 million thereafter.

ii.     Contingencies

       General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

       Cerro Casale contingency

  The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

F120   KINROSS GOLD 2011 ANNUAL REPORT

       Other

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  The Company has become aware that certain law firms in the United States have announced that they are investigating Kinross in connection with potential violation of United States Securities laws. No proceedings have been commenced to date, however the Company may become subject to proceedings in the future.

       Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews; disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

21. RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010 other than compensation of key management personnel.

i.     Key management personnel

  Compensation of key management personnel of the Company:

	Year ended
	December 31, 2011	December 31, 2010

Cash compensation - Salaries, short term incentives, and other benefits	$15.9	$11.7
Long term incentives, including share-based payments	12.3	13.6
Termination and post retirement benefits	6.7	6.7

Total compensation paid to key management personnel	$34.9	$32.0

  Key management personnel is defined as the Senior Leadership Team and members of the Board of Directors.

22. TRANSITION TO IFRS

The Company's financial statements for the year ending December 31, 2011 are the first annual consolidated financial statements to comply with IFRS. The adoption of IFRS has not materially changed the Company's overall cash flows or operations; however, it has resulted in certain differences in recognition, measurement and disclosure as compared to CDN GAAP.

In preparing these financial statements and the disclosures included in these financial statements, all comparative amounts have been restated to comply with IFRS, except where the Company has applied the optional exceptions and mandatory exemptions under IFRS 1. The Company has reconciled the following financial statements as prepared under CDN GAAP to those prepared under IFRS:

•
Consolidated balance sheets as at January 1, 2010 and December 31, 2010.

•
Consolidated shareholders' equity as at January 1, 2010 and December 31, 2010.

KINROSS GOLD 2011 ANNUAL REPORT   F121

•
Consolidated statements of operations for the year ended December 31, 2010.

•
Consolidated statements of comprehensive income for the year ended December 31, 2010.

The adoption of IFRS did not have a material impact on the Company's consolidated statements of cash flows under IFRS as compared to CDN GAAP. Certain cash flows, however, were reclassified.

For the year ended December 31, 2010, net operating cash flows under IFRS increased by $33.8 million. Cash flows provided from investing activities decreased by $18.1 million, and cash flows used in financing activities increased by $15.7 million. The decrease in cash provided from investing activities resulted from the capitalization of $76.7 million of exploration and evaluation costs under IFRS, partially offset by $12.1 million in borrowing costs and $41.5 million in transaction costs related to the Red Back acquisition that were capitalized under CDN GAAP but expensed under IFRS, and $5.0 million of interest received during the period which was included in operating cash flows under CDN GAAP and investing cash flows under IFRS. The increase in cash flows used in financing activities resulted from the reclassification of $15.7 million of interest paid during the period which was included in operating cash flows under CDN GAAP.

i.     Mandatory exceptions

  Mandatory exceptions applicable to the Company are as follows:

  (a)   Hedge accounting

    Hedge accounting can only be applied to those transactions that satisfy conditions under IAS 39 at the transition date. Transactions entered into before the transition date are not permitted to be retrospectively designated as hedges if they did not meet the conditions for hedge accounting in IAS 39. All hedging relationships to which the Company applied hedge accounting under CDN GAAP also qualify for hedge accounting under IFRS at the transition date. As a result, hedge accounting has been applied under IFRS to the same relationships as it was applied to under CDN GAAP.

  (b)   Estimates

    Estimates made at the transition date under CDN GAAP must be consistent with estimates made under IFRS unless they require adjustment to reflect a revised accounting policy. At the transition date, hindsight has not been used to create or revise estimates.

ii.     Optional exemptions

  The significant optional exemptions elected and applied by the Company are as follows:

  (a)   Business combinations

    Business combinations that occurred prior to the transition date have not been restated. Business combinations that occurred during the year ended December 31, 2010 have been restated to comply with IFRS 3 "Business Combinations". The impact of the restatement of business combinations is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

  (b)   Provision for reclamation and remediation

    The provision for reclamation and remediation (decommissioning liability) as at the transition date has been measured in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The Company estimated the amount that would have been included in the cost of the related asset when the liability first arose by discounting the liabilities to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for the liabilities over periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP depreciation method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves. The impact of the restatement of the provision for reclamation and remediation is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

F122   KINROSS GOLD 2011 ANNUAL REPORT

  (c)   Borrowing costs

    IAS 23 "Borrowing Costs" has been applied prospectively from the transition date. As a result, the carrying value at the transition date of previously capitalized borrowing costs, as determined under CDN GAAP, has been reversed with an adjustment to opening accumulated deficit and property, plant and equipment. The impact of the restatement of borrowing costs is described in the explanatory notes following the reconciliations between CDN GAAP and IFRS.

iii.    Reconciliations between CDN GAAP and IFRS

  The following reconciliations summarize the impact on the Company's CDN GAAP financial statements as a result of adopting IFRS. Explanations of the impact of the adjustments are provided in the explanatory notes following the reconciliations.

KINROSS GOLD 2011 ANNUAL REPORT   F123

Reconciliation of Consolidated Balance Sheet at January 1, 2010

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a )
Assets						Assets
Current assets						Current assets
Cash, cash equivalents and short-term investments		$632.4	$-	$(35.0)	$597.4	Cash and cash equivalents
Restricted Cash		24.3	-	-	24.3	Restricted cash
			-	35.0	35.0	Short term investments
Accounts receivable and other assets		135.5	-	-	135.5	Accounts receivable and other assets
Inventories		554.4	-	-	554.4	Inventories
Unrealized fair value of derivative assets		44.3	-	-	44.3	Unrealized fair value of derivative assets

		1,390.9	-	-	1,390.9
						Non-current assets
Property, plant and equipment	(e)(f)(g)(h)(k)	4,989.9	(153.2)	-	4,836.7	Property, plant and equipment
Goodwill		1,179.9	-	-	1,179.9	Goodwill
Long-term investments	(m)	292.2	16.3	(150.7)	157.8	Long-term investments
		-	-	150.7	150.7	Investments in associates and Working Interest
Unrealized fair value of derivative assets		1.9	-	-	1.9	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		158.4	-	-	158.4	Deferred charges and other long-term assets

		$8,013.2	$(136.9)	$-	$7,876.3

Liabilities						Liabilities
Current liabilities						Current liabilities
Accounts payable and accrued liabilities	(j)	$312.9	$(0.9)	$(24.4)	$287.6	Accounts payable and accrued liabilities
		-	-	24.4	24.4	Current tax payable
Current portion of long-term debt		177.0	-	-	177.0	Current portion of long-term debt
Current portion of reclamation and remediation obligations		17.1	-	-	17.1	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	131.0	83.6	-	214.6	Current portion of unrealized fair value of derivative liabilities

		638.0	82.7	-	720.7
						Non-current liabilities
Long-term debt	(c)	515.2	(39.4)	-	475.8	Long-term debt
	(e)(n)	-	169.0	279.5	448.5	Provisions
	(c)	-	77.2	212.8	290.0	Unrealized fair value of derivative liabilities
Other long-term liabilities		543.0	-	(492.3)	50.7	Other long-term liabilities
Future income and mining taxes	(e)(f)(g)(h)(i)(k)(n)	624.6	(390.3)	-	234.3	Deferred tax liabilities

		2,320.8	(100.8)	-	2,220.0

Non-controlling interest		132.9	-	(132.9)	-
						Equity
Common shareholders' equity						Common shareholders' equity
Common share capital and common share purchase warrants	(d)	6,448.1	(68.8)	-	6,379.3	Common share capital and common share purchase warrants
Contributed surplus	(c)(j)	169.6	(62.2)	-	107.4	Contributed surplus
Accumulated deficit		(838.1)	97.5	-	(740.6)	Accumulated deficit
Accumulated other comprehensive loss	(n)	(220.1)	1.7	-	(218.4)	Accumulated other comprehensive loss

		5,559.5	(31.8)	-	5,527.7
	(e)(f)(g)		(4.3)	132.9	128.6	Non-controlling interest

		5,559.5	(36.1)	132.9	5,656.3

		$8,013.2	$(136.9)	$-	$7,876.3

F124   KINROSS GOLD 2011 ANNUAL REPORT

Reconciliation of Consolidated Balance Sheet at December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	Opening balance sheet adjustments	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

					Note (a )
Assets							Assets
Current assets							Current assets
Cash, cash equivalents and short-term investments		$1,466.6	$-	$-	$-	$1,466.6	Cash and cash equivalents
Restricted cash		2.1	-	-	-	2.1	Restricted cash
Accounts receivable and other assets		329.4	-	-	-	329.4	Accounts receivable and other assets
Inventories	(b)	737.0	-	(5.4)	-	731.6	Inventories
Unrealized fair value of derivative assets		133.4	-	-	-	133.4	Unrealized fair value of derivative assets

		2,668.5	-	(5.4)	-	2,663.1
							Non-current assets
Property, plant and equipment	(b)(e)(f)(g)(h)(k)	6,911.5	(153.2)	1,126.3	-	7,884.6	Property, plant and equipment
Goodwill	(b)	5,980.0	-	377.9	-	6,357.9	Goodwill
Long-term investments	(m)	629.9	16.3	(16.3)	(426.1)	203.8	Long-term investments
	(l)		-	41.4	426.1	467.5	Investments in associates and Working Interest
Unrealized fair value of derivative assets		2.6	-	-	-	2.6	Unrealized fair value of derivative assets
Deferred charges and other long-term assets		204.6	-	-	-	204.6	Deferred charges and other long-term assets
	(i)		-	11.1	-	11.1	Deferred tax assets

		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2

Liabilities							Liabilities
Current liabilities							Current liabilities
Accounts payable and accrued liabilities	(b)(i)(j)	$496.6	$(0.9)	$(10.5)	$(76.2)	$409.0	Accounts payable and accrued liabilities
	(i)		-	11.4	76.2	87.6	Current tax payable
Current portion of long-term debt		48.4	-	-	-	48.4	Current portion of long-term debt
Current portion of reclamation and remediation obligations	(e)	23.1	-	0.3	-	23.4	Current portion of provisions
Current portion of unrealized fair value of derivative liabilities	(d)	359.3	83.6	(35.2)	-	407.7	Current portion of unrealized fair value of derivative liabilities

		927.4	82.7	(34.0)	-	976.1
							Non-current liabilities
Long-term debt	(c)	454.6	(39.4)	10.8	-	426.0	Long-term debt
	(b)(e)(n)		169.0	37.0	371.8	577.8	Provisions
	(c)		77.2	(38.3)	58.1	97.0	Unrealized fair value of derivative liabilities
Other long-term liabilities	(b)	532.4	-	12.5	(429.9)	115.0	Other long-term liabilities
Future income and mining taxes	(b)(e)(f)(g)(h)(i)(k)(l)(n)	883.8	(390.3)	316.5	-	810.0	Deferred tax liabilities

		2,798.2	(100.8)	304.5	-	3,001.9

Non-controlling interest		198.4	-	-	(198.4)	-
							Equity
Common shareholders' equity							Common shareholders' equity
Common share capital and common share purchase warrants	(b)(j)	13,468.6	(68.8)	1,176.6	-	14,576.4	Common share capital and common share purchase warrants
Contributed surplus	(b)(j)	231.7	(62.2)	16.0	-	185.5	Contributed surplus
Accumulated deficit		(137.1)	97.5	(11.9)	-	(51.5)	Accumulated deficit
Accumulated other comprehensive loss	(m)(n)	(162.7)	1.7	(18.3)	-	(179.3)	Accumulated other comprehensive loss

		13,400.5	(31.8)	1,162.4	-	14,531.1
	(b)(e)(f)(g)		(4.3)	68.1	198.4	262.2	Non-controlling interest

		13,400.5	(36.1)	1,230.5	198.4	14,793.3

		$16,397.1	$(136.9)	$1,535.0	$-	$17,795.2

KINROSS GOLD 2011 ANNUAL REPORT   F125

Reconciliation of Consolidated Shareholders' Equity

		As at
	Reference	December 31, 2010	January 1, 2010

Common shareholders' equity under Canadian GAAP		$13,400.5	$5,559.5
Differences increasing (decreasing) reported shareholder's equity:
Business combinations	(b)	1,347.1	-
Convertible notes	(c)	27.5	(37.8)
Warrants	(d)	35.2	(83.6)
Provision for reclamation and remediation	(e)	2.0	(59.0)
Borrowing costs	(f)	(4.0)	(38.8)
Exploration and evaluation	(g)	62.4	63.1
Deferred tax on asset acquisitions	(h)	(39.9)	(26.7)
Income taxes	(i)	12.4	131.4
Share-based payments	(j)	(0.9)	0.9
Impairment of Property, plant and equipment	(k)	(297.5)	6.8
Interest in joint ventures	(l)	34.4	-
Investment in associates	(m)	(16.3)	16.3
Other	(n)	-	(4.4)

IFRS adjustments		1,162.4	(31.8)

Impact of January 1, 2010 IFRS adjustments		(31.8)	-

Equity attributed to common shareholders		14,531.1	5,527.7
Non-controlling interests	(b)(e)(f)(g)	262.2	128.6

Equity under IFRS		$14,793.3	$5,656.3

F126   KINROSS GOLD 2011 ANNUAL REPORT

Reconciliation of Consolidated Statement of Operations for the year ended December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications	IFRS	IFRS Accounts

				Note (a )
Revenue						Revenue
Metal sales		$3,010.1	$-	$-	$3,010.1	Metal sales
Operating costs and expenses						Cost of sales
Cost of sales (excludes accretion and reclamation, depreciation, depletion and amortization)	(b)(i)	1,255.4	(6.4)		1,249.0	Production cost of sales
Accretion and reclamation expense		29.0	-	(29.0)	-
Depreciation, depletion and amortization	(b)(e)(f)(g)(k)	517.5	34.0	-	551.5	Depreciation, depletion and amortization

			27.6	(29.0)	1,800.5	Total Cost of sales

		1,208.2	(27.6)	29.0	1,209.6	Gross Profit

Other operating costs	(a)(e)(g)	53.8	(45.8)	8.1	16.1	Other operating costs
Exploration and business development	(g)(k)	142.7	257.9	-	400.6	Exploration and business development
General and administrative	(j)	144.5	(0.5)	-	144.0	General and administrative

Operating earnings		867.2	(239.2)	20.9	648.9	Operating earnings
Other income (expense) - net	(b)(c)(d)(i)(l)	293.0	295.2	26.1	614.3	Other income (expense) - net
	(m)		2.0	(3.9)	(1.9)	Equity in losses of associates
			-	5.8	5.8	Finance income
	(b)(c)(e)(f)		(15.6)	(46.6)	(62.2)	Finance expense

Earnings before taxes and other items		1,160.2	42.4	2.3	1,204.9	Earnings before taxes
Income and mining taxes expense - net	(b)(e)(f)(g)(h)(i)(k)(l)	(275.4)	(51.2)	(6.2)	(332.8)	Income tax expense - net
Equity in losses of associated companies		(3.9)	-	3.9	-
Non-controlling interest		(109.3)	-	109.3	-

Net earnings		$771.6	$(8.8)	$109.3	$872.1	Net earnings

	(b)(e)(f)(g)		$3.1	$109.3	$112.4	Attributed to non-controlling interest

					$759.7	Attributed to common shareholders

Earnings per share						Earnings per share
Basic		$0.94			$0.92	Basic
Diluted		$0.93			$0.92	Diluted
Weighted average number of common shares outstanding (millions)						Weighted average number of common shares outstanding (millions)
Basic		824.5			824.5	Basic
Diluted		829.2			829.2	Diluted

KINROSS GOLD 2011 ANNUAL REPORT   F127

Reconciliation of Consolidated Statement of Comprehensive Income for the year ended December 31, 2010

CDN GAAP Accounts	Reference	CDN GAAP	IFRS adjustments	Re- classifications		IFRS	IFRS Accounts

				Note (a	)
Net earnings		$771.6	$(8.8)	$109.3		$872.1	Net earnings

Other comprehensive income (loss), net of tax:							Other comprehensive income (loss), net of tax:
Change in fair value of investments	(m)	331.4	(18.3)	-		313.1	Change in fair value of investments
Accumulated OCI related to investments sold		(70.8)	-	-		(70.8)	Accumulated OCI related to investments sold
Reclassification of accumulated OCI related to the investment in Red Back		(209.3)	-	-		(209.3)	Reclassification of accumulated OCI related to the investment in Red Back
Reclassification of accumulated OCI related to the investment in Underworld		(7.4)	-	-		(7.4)	Reclassification of accumulated OCI related to the investment in Underworld
Change in fair value of derivative financial instruments designated as cash flow hedges		(75.2)	-	-		(75.2)	Change in fair value of derivative financial instruments designated as cash flow hedges
Accumulated OCI related to derivatives settled		88.7	-	-		88.7	Accumulated OCI related to derivatives settled

		57.4	(18.3)	-		39.1

Total comprehensive income		$829.0	$(27.1)	$109.3		$911.2	Total comprehensive income

						$112.4	Attributed to non-controlling interest

						$798.8	Attributed to common shareholders

iv.    Explanatory notes

  (a)   Reclassifications

    The following items have been reclassified from their presentation under CDN GAAP to conform to the presentation under IFRS:

    Consolidated balance sheets:

    •
    Cash and cash equivalents is separately disclosed under IFRS; therefore, short-term investments which were grouped with cash and cash equivalents under CDN GAAP have been reclassified to short-term investments, where applicable;

    •
    Current tax payable is now presented on the face of the consolidated balance sheets, reclassified from accounts payable and accrued liabilities;

    •
    Investments accounted for using the equity method under CDN GAAP are defined as associates under IFRS and have been reclassified from long-term investments to investments in associates and Working Interest;

    •
    Non-current portion of unrealized fair value of derivative liabilities have been reclassified from other long-term liabilities to a separate line item;

F128   KINROSS GOLD 2011 ANNUAL REPORT

    •
    Reclamation and remediation obligations, current and long-term portions, have been reclassified to provisions; and

    •
    Non-controlling interest has been reclassified to equity.

    Consolidated statements of operations:

    •
    Accretion and interest expenses, other than those related to income taxes, included in other income (expense) under CDN GAAP are considered finance expense and have been reclassified as such;

    •
    Reclamation expenses included in accretion and reclamation expense under CDN GAAP have been reclassified to production cost of sales, where applicable;

    •
    Interest, penalties and foreign exchange on income taxes included in other income (expense) under CDN GAAP has been reclassified to income tax expense - net;

    •
    Interest income included in other income (expense) under CDN GAAP has been reclassified to finance income; and

    •
    Non-controlling interest has been eliminated as a line item to arrive at net income as IFRS requires net earnings to be attributed to common shareholders and non-controlling interests.

  (b)   Business combinations

    On September 17, 2010, the Company completed the acquisition of all of the issued and outstanding shares of Red Back that it did not previously own. As disclosed in Note 6(iii), during the second quarter of 2011, the Company finalized the purchase price allocation in respect of the acquisition of Red Back. The consideration paid and the purchase price allocation for the acquisition of Red Back as previously reported under CDN GAAP and as finalized under IFRS are presented below.

Red Back Purchase Price	Reference	Preliminary CDN GAAP	Adjustment	Final IFRS

Common shares issued (416.4 million)	(i)	$6,549.3	$1,129.0	$7,678.3
Fair value of warrants issued (25.8 million)	(i)	117.7	43.6	161.3
Fair value of options issued (8.7 million)	(i)	69.8	21.4	91.2
Shares previously acquired	(ii)	580.3	209.3	789.6
Acquisition costs	(iii)	41.5	(41.5)	-

Total Purchase Price		7,358.6	1,361.8	8,720.4

KINROSS GOLD 2011 ANNUAL REPORT   F129

Red Back Purchase Price Allocation	Reference	Preliminary CDN GAAP	Adjustment	Final IFRS

Cash and cash equivalents		$742.6	$-	$742.6
Accounts receivable and other assets		27.0	-	27.0
Inventories	(vii)	115.2	(3.4)	111.8
Property, plant and equipment (including mineral interests)	(iv)	1,765.8	1,439.6	3,205.4
Accounts payable and accrued liabilities	(vii)	(103.4)	2.6	(100.8)
Future income and mining tax liabilities/Deferred tax liabilities	(v)	(311.5)	(371.5)	(683.0)
Provisions (1)	(iv)	(11.8)	(5.9)	(17.7)
Other long-term liabilities	(vii)	(22.5)	(12.5)	(35.0)
Non-controlling interest	(vi)	(3.9)	(65.0)	(68.9)
Goodwill	(viii)	5,161.1	377.9	5,539.0

Total Purchase Price		7,358.6	1,361.8	8,720.4

      (1)
      Under CDN GAAP, provisions were included in other long-term liabilities, amounts were reclassified under IFRS

  i.
  As consideration for the acquisition, the Company issued 416.4 million common shares and 25.8 million US$ warrants to the shareholders of Red Back, as well as 8.7 million fully vested replacement options to the option holders of Red Back.

    Under CDN GAAP, the equity consideration was measured at its fair value at the date the acquisition was announced, August 2, 2010. The fair value of the common shares issued was $6,549.3 million and the fair values of warrants, and replacement options issued were $117.7 million, and $69.8 million, respectively, resulting in a total fair value of $6,736.8 million.

    Under IFRS, the equity consideration was measured at its fair value on the acquisition date, September 17, 2010. The fair value of the common shares issued was $7,678.3 million and the fair values of the warrants, and replacement options issued were $161.3 million, and $91.2 million, respectively, resulting in a total fair value of $7,930.8 million. The differences in the measurement of the total equity consideration under IFRS resulted in an increase in the purchase price of $1,194.0 million with a corresponding increase in goodwill. As a result, common share capital and common share purchase warrants increased by $1,172.6 million and contributed surplus by $21.4 million.

  ii.
  Under CDN GAAP, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its original cost of $580.3 million. Under IFRS, the Company's initial investment in Red Back was included in the total purchase price of the acquisition at its fair value on the acquisition date, September 17, 2010. The fair value of the Company's initial investment in Red Back on the acquisition date was $789.6 million. The difference in the measurement of Kinross' initial investment in Red Back under IFRS resulted in an increase in the purchase price of $209.3 million with a corresponding increase in goodwill.

    Prior to the acquisition, the Company accounted for its investment in Red Back shares as an available-for-sale investment under both CDN GAAP and IFRS. For CDN GAAP, unrealized gains recorded in OCI were reversed against the carrying value of the investment at the acquisition date. Under IFRS, unrealized gains recorded in OCI of $209.3 million were reversed through net earnings in other income (expense) at the acquisition date.

  iii.
  Under CDN GAAP, $41.5 million of acquisition-related costs were included in the determination of the purchase price of the acquisition. Under IFRS, acquisition-related costs were expensed in other income (expense) in the period and were not included in the determination of the purchase price. This difference in the treatment of acquisition-related costs under IFRS resulted in a decrease in the purchase price of $41.5 million with a corresponding decrease in goodwill.

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  iv.
  Under CDN GAAP, a portion of the purchase price relating to expected additional value is allocated to goodwill. Under IFRS, the amount related to expected additional value is allocated to mineral interests within property, plant and equipment. As a result, $1,694.4 million was reallocated from goodwill to property, plant and equipment (including mineral interests). Also, under CDN GAAP, the fair values of the Chirano assets were measured at 90% of their fair value. However, for IFRS, these fair values were measured at 100% of their fair value. The difference in the measurement of the fair value of the Chirano assets for IFRS resulted in an increase in property, plant and equipment (including mineral interests) of $66.9 million, and a corresponding decrease in goodwill of $66.9 million.

    As a result of the finalization of the purchase price allocation, property, plant and equipment (including mineral interests) decreased by $321.7 million, and provisions increased by $5.9 million resulting in an increase in goodwill of $327.6 million.

  v.
  As a result of the preliminary adjustments to the purchase equation and fair value allocations under IFRS, deferred income tax under IFRS increased by $440.5 million and goodwill increased by a corresponding amount.

    As a result of the finalization of the purchase price allocation under IFRS, deferred income tax liabilities under IFRS decreased by $69.0 million resulting in a corresponding decrease in goodwill.

  vi.
  Under IFRS, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree is measured at fair values on the acquisition date. The Company holds a 90% interest in the Chirano mine with the Government of Ghana having the right to the remaining 10%.

    Based on the preliminary valuation of Chirano assets, under CDN GAAP, non-controlling interest was measured at its book value of $3.9 million. Under IFRS, non-controlling interest was measured at its fair value of $68.8 million, being 10% of the fair value of the net assets acquired on September 17, 2010, the acquisition date. This difference in the measurement of non-controlling interest under IFRS resulted in an increase in non-controlling interest of $64.9 million and a corresponding increase in goodwill.

    As a result of the finalization of the purchase price allocation, non-controlling interest increased by $0.1 million, resulting in a corresponding increase in goodwill.

  vii.
  As a result of the finalization of the purchase price allocation, inventories and accounts payable and accrued liabilities decreased by $3.4 million and $2.6 million, respectively, and other long-term liabilities increased by $12.5 million. Goodwill increased by $13.3 million related to these adjustments.

  viii.
  The total adjustments in the IFRS preliminary purchase price allocation resulted in an increase in goodwill of $105.9 million as compared to CDN GAAP. As a result of the finalization of the purchase price allocation goodwill was further increased by $272.0 million.

    On finalization of the purchase price allocation, goodwill previously included in the corporate and other segment was adjusted to reflect the final purchase price allocation and allocated to the Tasiast ($4,620.4 million) and Chirano ($918.6 million) properties. None of the goodwill recognized is expected to be deductible for tax purposes.

    Based on the preliminary purchase price allocations, during the period from the acquisition date to December 31, 2010, the accounting under IFRS resulted in an increase in depreciation, depletion and amortization of $3.0 million with a corresponding decrease in property, plant and equipment (including mineral interests) and a decrease of $0.9 million in both income tax expense and deferred income tax. In addition, on the exercise of options granted as part of the acquisition, $4.4 million of the option valuation adjustment to contributed surplus under IFRS described in (i), above, was reallocated from contributed surplus to common share capital.

    As a result of finalizing the purchase price allocation, during the period from the acquisition date to December 31, 2010, depreciation, depletion and amortization further increased by $17.4 million with a corresponding decrease in property, plant and equipment (including mineral interests); production cost of sales increased by an additional $2.0 million with a corresponding decrease in inventories. In addition,

KINROSS GOLD 2011 ANNUAL REPORT   F131

    property, plant and equipment and the provision for reclamation and remediation obligations increased by $1.1 million and finance expense and accounts payable and accrued liabilities decreased by $0.1 million. Income tax expense and deferred income tax both decreased by an additional $5.7 million and income attributed to non-controlling interest and non-controlling interest decreased by $1.0 million.

  (c)   Convertible notes

    Under IFRS, the conversion options attached to the convertible notes which provide the Company with the option to settle the conversions in cash are treated as embedded derivatives. As these embedded derivatives are not closely related to the underlying debt, they are separated from the underlying debt and classified as a derivative liability. On initial recognition, this derivative liability was measured at fair value. The difference between the proceeds of the convertible debt and the fair value of the derivative liability was determined to be the carrying value of the underlying debt. Subsequent to initial recognition, the derivative liability is recorded at fair value each reporting period with changes in its fair value being recognized in the consolidated statement of operations. The underlying debt is accreted to its face value using the effective interest method.

    Under CDN GAAP, the value of the convertible notes consisted of a debt component and an equity component. On initial recognition, the fair value of the debt component was determined, and the difference between the proceeds and the fair value of the debt component was treated as equity. Subsequent to initial recognition, the debt component was accreted to its face value using the effective interest method. The equity component was not revalued.

    On transition, the accounting under IFRS resulted in an increase in unrealized fair value of derivative liabilities of $77.2 million, a decrease in long-term debt of $39.4 million, and a decrease in contributed surplus of $76.6 million. As a result, the accumulated deficit decreased by $38.8 million.

    During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $38.3 million in income included in other income (expense) with a corresponding decrease in unrealized fair value of derivative liabilities. Finance expense increased by $10.8 million with a corresponding increase in long-term debt.

  (d)   Warrants

    Under IFRS, the outstanding CDN$ denominated common share purchase warrants, related to the Bema and Aurelian acquisitions, are considered derivative instruments and have been reclassified as liabilities measured at fair value. On initial recognition and at each subsequent reporting date the derivatives are adjusted to fair value and changes in fair value are recognized in the consolidated statement of operations.

    Under CDN GAAP, the Company accounted for its CDN$ denominated warrants as equity instruments measured at their historical cost.

    On transition, the accounting under IFRS resulted in an increase of $83.6 million in current unrealized fair value of derivative liabilities, a decrease of $68.8 million in common share capital and common share purchase warrants and an increase of $14.8 million in accumulated deficit.

    During the year ended December 31, 2010, the decrease in the fair value of the warrants as determined under IFRS resulted in an increase of $35.2 million in income included in other income (expense) with a corresponding decrease in current portion of unrealized fair value of derivative liabilities.

  (e)   Provision for reclamation and remediation

    Under IFRS, the Company recognizes a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market's assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

F132   KINROSS GOLD 2011 ANNUAL REPORT

    As a result of applying the IFRS 1 election related to reclamation and remediation obligations, the Company estimated the amount that would have been included in the cost of the reclamation and remediation asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the periods prior to the transition date. Accumulated depreciation on the cost at the transition date was determined using the UOP method based on the current estimate of the life of mine and the recoverable ounces to be mined from estimated proven and probable reserves.

    Under CDN GAAP, the Company recorded a provision for reclamation and remediation based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a provision for reclamation and remediation being recorded, changes to the estimated liability, other than accretion, were recorded only as a result of changes in the timing or amount of future cash flows to settle the obligations.

    On transition to IFRS, the provision for reclamation and remediation was increased by $163.4 million in the opening balance sheet. The application of the IFRS 1 exemption resulted in an increase of $85.4 million to the carrying value of property, plant and equipment in the opening balance sheet. These adjustments resulted in an increase in the Company's accumulated deficit of $59.0 million, net of related income tax of $18.5 million and non-controlling interest of $0.5 million.

    During the year ended December 31, 2010, the accounting under IFRS resulted in an increase of $8.1 million in depreciation, depletion and amortization and a decrease of $1.9 million in production cost of sales. Property, plant and equipment increased by $31.3 million and provisions increased by $30.3 million. Finance expense (accretion) decreased by $7.2 million and both income attributed to non-controlling interest and non-controlling interest decreased by $0.2 million. Income tax expense and deferred income tax liabilities both decreased by $0.8 million.

  (f)    Borrowing costs

    Under IFRS, IAS 23 "Borrowing Costs" ("IAS 23") provides specific guidance on the requirement to capitalize borrowing costs related to qualifying assets. IFRS 1 provides an optional exemption permitting the application of IAS 23 prospectively. In applying this exemption, the Company reversed the amount of capitalized interest included in the balance sheet at the transition date under CDN GAAP with a corresponding adjustment to accumulated deficit on the transition date.

    Under CDN GAAP, the Company may choose to adopt a policy to capitalize borrowing costs attributable to property, plant and equipment under certain conditions. In addition, CDN GAAP does not provide specific guidance as to identifying qualifying assets.

    On transition to IFRS, the Company elected to apply IAS 23 prospectively as permitted under IFRS 1. The reversal of previously capitalized borrowing costs resulted in a reduction in the carrying value of property, plant and equipment of $59.5 million in the Company's opening balance sheet. This adjustment resulted in an increase in the Company's accumulated deficit of $38.8 million, net of related income tax of $15.2 million and non-controlling interest of $5.5 million.

    During the year ended December 31, 2010, the accounting under IFRS resulted in decreases of $8.7 million in depreciation, depletion and amortization, $3.4 million in property, plant and equipment and $0.9 million in deferred tax liabilities and income tax expense. Interest expense included in finance expense increased by $12.1 million and income attributed to non-controlling interest and non-controlling interest were each increased by $1.5 million.

  (g)   Exploration and evaluation

    Under IFRS, except in the case of acquired exploration assets, E&E costs are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, exploration and evaluation costs are capitalized prospectively. Upon demonstration of technical feasibility and commercial viability, capitalized E&E costs are transferred to

KINROSS GOLD 2011 ANNUAL REPORT   F133

    capitalized development costs within property, plant and equipment. Acquired exploration assets are always capitalized.

    Under CDN GAAP, except in the case of acquired exploration assets, exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were expensed as incurred. Once proven and probable reserves for a project were established and the Company determined that the property could be economically developed, further exploration and evaluation costs were capitalized prospectively.

    On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in an increase of $74.4 million in property, plant and equipment and $9.6 million in deferred tax liabilities and a decrease of $63.1 million in the accumulated deficit. Non-controlling interest increased by $1.7 million. Of the amount capitalized to property, plant and equipment, $25.8 million related to capitalized E&E costs and the balance related to capitalized development costs.

    During the year ended December 31, 2010, the accounting under IFRS resulted in increases of $71.8 million in property plant and equipment and $4.9 million in depreciation, depletion and amortization. Other operating costs and exploration and business development expenses decreased by $43.9 million and $32.8 million, respectively. Income tax expense increased by $6.6 million with a corresponding increase in deferred income tax. In addition, income attributed to non-controlling interest and non-controlling interest both increased by $2.8 million. Of the amount capitalized to property, plant and equipment, $45.5 million related to capitalized E&E costs, the balance related to capitalized development costs.

  (h)   Deferred tax on prior asset acquisitions

    Under IFRS, a deferred tax liability or asset is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

    Under CDN GAAP, when an asset is acquired other than in a business combination and the tax basis of that asset is less than or more than its cost, the cost or benefit of future income taxes recognized at the time of acquisition should be added to or deducted from the cost of the asset and the future tax liability or asset recognized.

    On transition, the accounting required under IFRS resulted in a decrease in property, plant and equipment of $262.8 million and future income tax liabilities by $236.1 million. The difference of $26.7 million was an increase to the accumulated deficit.

    During the year ended December 31, 2010, the accounting under IFRS resulted in decreases in property, plant and equipment of $93.7 million and $53.5 million in deferred tax liabilities. As a result of the reversal of deferred tax on transition and during the year, the Company recorded an increase of $39.9 million in income tax expense and a decrease in accounts payable and accrued liabilities of $0.3 million.

  (i)    Income taxes

    Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

    Under CDN GAAP, in the determination of temporary differences related to non monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company's functional currency if it is different from the local currency.

F134   KINROSS GOLD 2011 ANNUAL REPORT

    On transition, the accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities resulted in an opening balance sheet adjustment to decrease future income taxes and the accumulated deficit by approximately $98.0 million on transition to IFRS.

    In addition, on transition, other changes in the determination of timing differences under IFRS resulted in a decrease to future tax liabilities of $33.4 million, with a corresponding decrease to the accumulated deficit.

    During the year ended December 31, 2010, income tax expense was increased by $8.5 million. Current tax payable was increased by $11.4 million, deferred tax assets were increased by $11.1 million, and deferred tax liabilities were decreased by $4.3 million. In addition, accounts payable and accrued liabilities and production cost of sales decreased by $8.4 million. Expenses included in other income (expense) were decreased by $12.5 million.

  (j)    Share-based payments

    Under IFRS, IFRS 2 "Share-based Payment" has been applied to equity instruments granted after November 7, 2002 that had not vested prior to the transition date. Where options and restricted share units issued under the Company's share-based compensation plans that vest over a number of periods, each vesting amount is valued as a separate tranche and each tranche is amortized over its vesting period.

    Under CDN GAAP, stock options and restricted share units that were subject to graded vesting, i.e. that vest in equal increments over a three year period, were treated as a single grant for purposes of valuation. The value of the grant was then amortized evenly over the vesting period. The result of the treatment under IFRS as compared with CDN GAAP is generally to accelerate the recognition of compensation costs.

    On transition, the accounting under IFRS resulted in decreases of $0.9 million in accounts payable and accrued liabilities and increases of $14.4 million in contributed surplus and $13.5 million in accumulated deficit.

    During the year ended December 31, 2010, the accounting required under IFRS resulted in a decrease of $0.5 million in general and administrative expense, and an increase of $0.9 million in accounts payable and accrued liabilities. Common share capital decreased by $0.4 million and contributed surplus decreased by $1.0 million.

  (k)   Impairment of property, plant and equipment

    Under IFRS, IAS 36 "Impairment of Assets" ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is the amount by which the carrying amount exceeds the recoverable amount. In addition, impairment losses for assets other than goodwill are required to be reversed where circumstances requiring the impairment charge have changed and support the reversal.

    Under CDN GAAP whenever the estimated future cash flows, on an undiscounted basis, of a property are less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. CDN GAAP does not permit the reversal of impairment losses recognized in prior periods under any circumstances.

    Under CDN GAAP, no impairment charge was recognized for either goodwill or property, plant and equipment at December 31, 2010.

    On transition to IFRS, following a comprehensive review of historical impairment charges, the Company determined that a portion of the previously recognized impairment loss relating to the Fort Knox mine should be reversed. The reversal was attributed to mineral interests in property, plant and equipment as

KINROSS GOLD 2011 ANNUAL REPORT   F135

    a result of favourable changes in gold price and the introduction of the heap leach process enabling more economic gold recovery at the Fort Knox mine since the impairment charge was recorded in 2005. The impairment reversal resulted in increases of $9.3 million in property, plant and equipment and $2.5 million in deferred tax liabilities, and a decrease of $6.8 million in accumulated deficit.

    During the year ended December 31, 2010, the amount of the impairment reversed on transition was fully amortized resulting in an increase in depreciation, depletion and amortization of $9.3 million with a corresponding decrease in property, plant and equipment and a decrease of $2.5 million in both deferred tax liabilities and income tax expense.

    Under IFRS, the Company conducts an annual goodwill impairment test in accordance with the methodology described in Note 3(ix). In addition, the carrying value of property, plant and equipment is tested for impairment when there are events and circumstances that indicate that the carrying value of the underlying assets might not be recoverable.

    At December 31, 2010, the Company completed its annual goodwill impairment testing under IFRS in accordance with the methodology described in Note 3(ix) and it was determined that there was no impairment to goodwill. As at December 31, 2010, the Company determined that the recoverable amount determined as the fair value less costs to sell of Fruta del Norte, a pre-development project in Ecuador, was less than its carrying amount. The estimate of fair value less costs to sell was based on the accounting policy described in Note 3(ix). As such, an impairment charge of $290.7 million was recorded in exploration and business development costs in the consolidated statement of operations for the year ended December 31, 2010 with a corresponding decrease in property, plant and equipment. Under CDN GAAP, no such impairment was recorded because the estimated future cash flows, on an undiscounted basis, of Fruta del Norte exceeded its carrying amount.

  (l)    Interest in joint ventures

    Under IFRS, in accordance with IAS 31 "Interests in Joint Ventures", when a jointly controlled entity becomes an associate as a result of a partial disposal, the investment retained is remeasured to fair value. As a result, the gain or loss on disposal is equal to the difference between the net proceeds and the carrying value for the interest disposed of plus the difference between the fair value of the retained interest and its carrying value prior to the disposal.

    Under CDN GAAP, following a partial disposition of an investment where joint control is lost and the investment is to be accounted for using the equity method, the gain or loss on disposal is calculated as the difference between the net proceeds from the partial disposal and the carrying value of the investment disposed of. The retained interest in the investment is transferred to an equity method investment at its carrying value.

    On transition, the accounting required under IFRS did not result in an adjustment.

    On March 31, 2010, Kinross sold one half of its 50% interest in the Cerro Casale project, which was accounted for as a joint venture. As a result of the sale, the Company's interest was accounted for as an investment in an associate prospectively from March 31, 2010. The accounting under IFRS for the transfer from a joint venture to an investment in an associate resulted in an increase of $41.4 million in investments in associates with a corresponding increase in income included in other income (expense) related to the difference between the fair value of the retained interest in Cerro Casale and its carrying value prior to the disposition. At the transaction date, income tax expense and deferred tax liabilities were each increased by $7.0 million. There was no additional impact during the remainder of the year.

  (m)  Investments in associates

    Under IFRS, determining whether significant influence exists considers, among other things, the Company's equity interest in an investment inclusive of potential voting rights, after giving effect to shares issued and those presently issuable by the investee.

F136   KINROSS GOLD 2011 ANNUAL REPORT

    Under CDN GAAP, the Company's investment in an investee is determined based on the number of shares issued and outstanding at the time the determination is made. CDN GAAP does not consider potential voting rights in determining whether an investor has significant influence over an investment.

    On transition to IFRS, the Company recorded an adjustment to increase the carrying value of long-term investments by $16.3 million in the Company's opening balance sheet as a result of the change in classification of an investment from equity method to available-for-sale. As a result, the accumulated deficit was decreased by $16.3 million.

    During the year ended December 31, 2010, the accounting under IFRS resulted in a decrease in equity in losses of associates of $2.0 million. In addition, as described above, during the year, the investment was reclassified as available-for-sale under CDN GAAP aligning the accounting treatment under CDN GAAP with IFRS. As a result, the opening IFRS adjustment was reversed and accumulated other comprehensive loss was increased by $18.3 million.

  (n)   Other

    Other IFRS adjustments on transition resulted in increases of $5.6 million in provisions and $6.1 million in accumulated deficit, and decreases of $1.2 million in deferred tax liabilities and $1.7 million in accumulated other comprehensive loss.

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